As filed with the Securities and Exchange Commission on April 18, 1997.
Registration No. 33-95354

             SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549
                                   FORM S-6
              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
                  OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

         Kansas City Life Variable Life Separate Account (Exact name of trust)

                      KANSAS CITY LIFE INSURANCE COMPANY
                              (Name of depositor)
                                 3520 Broadway
                       Kansas City, Missouri  64141-6139
                  (Complete address of depositor's principal
                           executive offices)

                               C. John Malacarne
                      Kansas City Life Insurance Company
                    3520 Broadway Kansas City, Missouri  64141-6139
               (Name and complete address of agent for service)


Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration
Statement.

Securities Being Offered -- Flexible Premium Variable Joint Survivorship Life Insurance Contracts Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT

KANSAS CITY LIFE INSURANCE COMPANY

              Cross Reference to Items Required by Form N-8B-2

N-8B-2 Item    Caption in Prospectus
1         Cover Page
2         Cover Page
3         Not applicable
4         Sale of the Contracts
5         Kansas City Life Variable Life Separate Account
6         Kansas City Life Variable Life Variable Account
7         Not applicable
8         Not applicable
9         Legal Matters
10 Summary and Diagram of the Contract; Premium Payments and Allocations; Addition, Deletion or Substitution of Investments; Voting Rights
11        The Funds
12        The Funds
13        Charges and Deductions
14        Premium Payments and Allocations
15        Premium Payments and Allocations
16        The Funds
17        Surrender Privilege; Withdrawal of Cash Surrender Value
18        Kansas City Life Variable Life Separate Account
19        Reports to Contract Owners
20        Not Applicable
21        Contract Loans
22        Not applicable
23        Not applicable
24        Not applicable
25        Kansas City Life Insurance Company
26        Not applicable
27        Kansas City Life Insurance Company
28        Kansas City Life Directors and Executive Officers
29        Not applicable
30        Not applicable
31        Not applicable
32        Not applicable
33        Not applicable
34        Not applicable
35        Not applicable
36        Not applicable
37        Not applicable
38        Sale of Contracts
39        Sale of Contracts
40        Sale of Contracts
41        Not applicable
42        Not applicable
43        Not applicable
44        Determining the Contract Value
45        Not applicable
46        Not applicable
47        General Information About Kansas City Life, the Variable Account and
            the Funds
48        Not applicable
49        Not applicable
50        The Variable Account
51        Premium Payments and Allocations; Death Benefit and Changes in
            Specified Amount; Sale of the Contracts
52        Addition, Deletion or Substitution of Investments
53        Not applicable
54        Not applicable
55 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
56 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
57 Illustration of Contract Values, Cash Surrender Value, Death Benefits and Accumulated Premium Payments
58        Not applicable
59        Financial Statements


                                    PART I
                      Information Required in Prospectus
PROSPECTUS
FLEXIBLE PREMIUM VARIABLE SURVIVORSHIP LIFE INSURANCE CONTRACTS
KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT OF
Kansas City Life Insurance Company


Home Office:                          Correspondence to:
3520 Broadway                         Variable Administration
Kansas City, Missouri  64111-2565     P.O. Box 419364
Telephone (816) 753-7000              Kansas City, Missouri  64141-6364
                                      Telephone (800) 616-3670

This Prospectus describes a flexible premium variable survivorship life insurance contract (the "Contract") offered by Kansas City Life Insurance Company ("Kansas City Life," "we," "us" or "our"). The Contract is designed to provide insurance protection on the death of the last surviving of the two Insureds named in the Contract, and at the same time provide you with the flexibility to vary the amount and timing of premium payments and to change the amount of Death Benefits payable under the Contract. This flexibility allows you to provide for your changing insurance needs under a single insurance contract.

You also have the opportunity to allocate Net Premium payments and Contract Value to one or more Subaccounts of the Kansas City Life Variable Life Separate Account (the "Variable Account") and to Kansas City Life's general account (the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Contract Value allocated to the Variable Account. For a brief summary of the Fixed Account, see "Fixed Account," page 24. The assets of each Subaccount are invested in a corresponding portfolio (each, a "Portfolio") of MFS Variable Insurance Trust ("MFS Trust"), of American Century Variable Portfolios, Inc. ("American Century Variable Portfolios"), of Federated Insurance Series, of Dreyfus Variable Investment Fund, and of Dreyfus Stock Index Fund. (MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund are each referred to as a "Fund"). Each Fund is managed by the investment adviser shown below:


MFSr Variable Insurance TrustSM     Manager
  MFS Research Series               Massachusetts Financial Services Company
  MFS Emerging Growth Series
  MFS Total Return Series
  MFS Bond Series
  MFS World Governments Series
  MFS Utilities Series

American Century Variable Portfolios
ManagerAmerican Century Investment Management, Inc.

American Century VP Capital Appreciation
American Century VP International

Federated Insurance Series
Manager Federated Advisers

Federated American Leaders Fund II
Federated High Income Bond Fund II
Federated Prime Money Fund II

Dreyfus Variable Investment Fund
Manager: The Dreyfus Corporation
Capital Appreciation Portfolio
Small Cap Portfolio

Dreyfus Stock Index Fund
Manager The Dreyfus Corporation

The accompanying prospectuses for MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund.

You can select from three Coverage Options available under the Contract which determine the amount of death proceeds payable. Kansas City Life offers a Guaranteed Minimum Death Benefit Option which guarantees payment of the Specified Amount (less Indebtedness and past due charges) upon the death of the last surviving Insured provided that you meet the premium payment requirements.

The Contract provides for a Cash Surrender Value that can be obtained by surrendering the Contract. Because this value is based on the performance of the Portfolios of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed minimum Cash Surrender Value. If the Cash Surrender Value is insufficient to cover the charges due under the Contract, the Contract will lapse without value. The Contract also permits loans and partial surrenders, within limits.

It may not be advantageous to replace existing insurance with this Contract. Within certain limits, you may return the Contract.


THIS PROSPECTUS PRESENTS CONCISELY THE INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A CONTRACT. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR MFS VARIABLE INSURANCE TRUST, AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., FEDERATED INSURANCE SERIES, DREYFUS VARIABLE INVESTMENT FUND AND DREYFUS STOCK INDEX FUND MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The Date of this Prospectus is ____________, 1997.
                       PROSPECTUS CONTENTS
                                                             Page
DEFINITIONS OF TERMS                                            5
SUMMARY AND DIAGRAM OF THE CONTRACT                             9

GENERAL INFORMATION ABOUT KANSAS CITY LIFE,
THE VARIABLE ACCOUNT AND THE FUNDS                             15
     KANSAS CITY LIFE INSURANCE COMPANY                        15
     KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT           15
     THE FUNDS                                                 15
     RESOLVING MATERIAL CONFLICTS                              17
     ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS         18
     VOTING RIGHTS                                             18

PREMIUM PAYMENTS AND ALLOCATIONS                               19
     APPLYING FOR A CONTRACT                                   19
     FREE LOOK RIGHT TO CANCEL CONTRACT                        20
     PREMIUMS                                                  20
     PREMIUM PAYMENTS TO PREVENT LAPSE                         21
     PREMIUM ALLOCATIONS AND CREDITING                         22
     TRANSFER PRIVILEGE                                        22
     DOLLAR COST AVERAGING PLAN                                23
     PORTFOLIO REBALANCING PLAN                                23

FIXED ACCOUNT                                                  23
     MINIMUM GUARANTEED AND CURRENT INTEREST RATES             24
     CALCULATION OF FIXED ACCOUNT VALUE                        24
     TRANSFERS FROM FIXED ACCOUNT                              24
     PAYMENT DEFERRAL                                          24

CHARGES AND DEDUCTIONS                                         24
     PREMIUM EXPENSE CHARGES                                   24
     MONTHLY DEDUCTION                                         25
     DAILY MORTALITY AND EXPENSE RISK CHARGE                   26
     TRANSFER PROCESSING FEE                                   27
     PARTIAL SURRENDER FEE                                     27
     FUND EXPENSES                                             27
     BONUS ON CONTRACT VALUE IN THE VARIABLE ACCOUNT           27
     REDUCED CHARGES FOR ELIGIBLE GROUPS                       27
     OTHER TAX CHARGE                                          27

HOW YOUR CONTRACT VALUES VARY                                  27
     DETERMINING THE CONTRACT VALUE                            28
     CASH SURRENDER VALUE                                      28

DEATH BENEFIT                                                  29
     AMOUNT OF DEATH BENEFIT PROCEEDS                          29
     SELECTING AND CHANGING THE BENEFICIARY                    29
     TOTAL SUM INSURED, SPECIFIED AMOUNT, ADDITIONAL INSURANCE
     AMOUNT                                                    29
     COVERAGE OPTIONS                                          29
     CORRIDOR DEATH BENEFIT                                    30
     GUARANTEED MINIMUM DEATH BENEFIT OPTION                   30
     IMPACT OF COMBINATIONS OF SPECIFIED AMOUNT AND ADDITIONAL
     INSURANCE AMOUNT                                          31

CHANGES IN DEATH BENEFIT                                       31
     INVESTMENT PERFORMANCE IMPACT ON DEATH BENEFIT            31
     CHANGES IN COVERAGE OPTION                                31
     INCREASES IN THE ADDITIONAL INSURANCE AMOUNT              32
     DECREASES IN TOTAL SUM INSURED                            32

CASH BENEFITS                                                  33
     CONTRACT LOANS                                            33
     SURRENDERING THE CONTRACT FOR CASH SURRENDER VALUE        34
     PARTIAL SURRENDERS                                        34
     PAYMENT OPTIONS                                           35
     SPECIALIZED USES OF THE CONTRACT                          35

ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES, DEATH
BENEFITS AND ACCUMULATED PREMIUM PAYMENTS                      36
OTHER CONTRACT BENEFITS AND PROVISIONS                         41
     LIMITS ON RIGHTS TO CONTEST THE CONTRACT                  41
     CHANGES IN THE CONTRACT OR BENEFITS                       41
     WHEN PROCEEDS ARE PAID                                    41
     REPORTS TO CONTRACT OWNERS                                42
     ASSIGNMENT                                                42
     REINSTATEMENT OF CONTRACT                                 42
     OPTIONAL BENEFITS AND RIDERS                              42

TAX CONSIDERATIONS                                             43
     TAX STATUS OF THE CONTRACT                                43
     TAX TREATMENT OF CONTRACT BENEFITS                        44
     POSSIBLE CHARGE FOR KANSAS CITY LIFE'S TAXES              46

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE     46
     SALE OF THE CONTRACTS                                     46
     TELEPHONE TRANSFER, PREMIUM ALLOCATION AND LOAN PRIVILEGES47
     KANSAS CITY LIFE DIRECTORS AND EXECUTIVE OFFICERS         47
     STATE REGULATION                                          49
     ADDITIONAL INFORMATION                                    49
     EXPERTS                                                   49
     LITIGATION                                                49
     LEGAL MATTERS                                             49
     FINANCIAL STATEMENTS                                      50
     AMOUNT OF DEATH BENEFIT PROCEEDS
     SELECTING AND CHANGING THE BENEFICIARY                    51

     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.
DEFINITIONS OF TERMS

Accumulation Unit   An accounting unit used to calculate Variable
                    Account Value. It is a measure of the net investment results of each of the Subaccounts.

Additional InsuranceThe amount of insurance coverage
Amount under the Contract which is not part of the Specified Amount. The Guaranteed Minimum Death Benefit Option, if elected, does not guarantee the Additional Insurance Amount.

Age Age means the age of each Insured on their last birthday as of each contract anniversary.

Allocation Date     The date on which the initial Net Premium is
                    allocated to the Federated Prime Money Fund
                    II Subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and your application has been approved, or the date the initial premium is received at the Home
                    Office.

Beneficiary         The Beneficiary is the person you have designated in
                    the application or in the last beneficiary designation filed with us to receive any proceeds payable under the Contract at the death of the last surviving Insured.

Cash Surrender      The Contract Value at the time of surrender
Value               less any Contract Indebtedness.

Contract AnniversaryThe same day and month as the Contract Date each year that the Contract remains in force.

Contract Date       The date on which coverage under the Contract takes
                    effect.  Contract Months, Years and
                    Anniversaries are measured from the Contract
                    Date.  The incontestability and suicide
                    periods for the Total Sum Insured are
                    measured from this date.

Contract Value      The sum of the Variable Account Value and the Fixed
                    Account Value (including the Loan Account
                    Value). Calculation of the Contract Value is described on page 28.

Contract Year       A period of twelve months starting with the Contract
                    Date and each Contract Anniversary
                    thereafter.

Corridor Death      Death Benefit corridor percentage applied
Benefit             to Contract to ensure that the Contract will
                    not be disqualified as a life insurance
                    contract under Section 7702 of the Internal
                    Revenue Code, as amended.  The Corridor Death
                    Benefit is calculated by multiplying the Contract Value on the date of death of the last surviving Insured by the applicable corridor percentage.

Coverage Options    The Coverage Option selected determines the
                    amount of death proceeds payable. Three coverage options (A, B or L) are available.
                    These options are described in "Coverage
                    Options," page 30.

Death Benefit       The amount of Proceeds payable upon the
Proceeds            last surviving Insured's death.  The Death
                    Benefit is determined according to the
                    Coverage Option that has been elected.  The
                    Death Benefit will also be affected if the Corridor Death Benefit is applicable or if the Guaranteed Minimum Death Benefit Option is in effect. Any Indebtedness is deducted from the amount payable.

Excess Premium      The portion of total premiums received during any
                    Contract Year that exceeds the Target
                    Premium.

Fixed Account       An account that is part of our General Account, and
                    is not part of or dependent on the investment performance of the Variable Account.

Fixed Account Value The Contract Value in the Fixed Account.

Guaranteed Minimum Death Benefit Option

            An optional benefit, available only at
            issue of the Contract.  If elected, it
            guarantees payment of the Specified Amount less
            Indebtedness upon the death of the last
            surviving Insured, provided that the Guaranteed
            Minimum Death Benefit Option Premium requirement is met.

Guaranteed Minimum Death Option Premium

             The Guaranteed Minimum Death Benefit Option Premium is the amount required to guarantee that the Guaranteed Minimum Death Benefit Option will remain in effect.

Home Office         3520 Broadway, P.O. Box 419364, Kansas City, Missouri
                    64141-6364.

Indebtedness        The sum of all outstanding Contract loans plus
                    accrued interest.

Insureds The two persons whose lives are insured under the Contract.

Lapse Termination of the Contract at the expiration of the Grace Period while one or both of the Insureds are still living. See page 22.

Loan Account        The Loan Account is part of the Fixed Account, which
                    is part of the General Account.

Loan Account Value  The Contract Value in the Loan Account.

Minimum Premium     The minimum premium is the amount required in the
                    first Contract Year to issue the Contract.

Monthly Anniversary The day of each month as of which we make
Day the Monthly Deduction. It is the same day of each month as the Contract Date or the last day of the month for those months not having such a day.

Monthly Deduction   The amount we deduct as of each Monthly
                    Anniversary Day from the Contract Value to pay the Deductions from Contract Value as described on page 25.

Net Investment      An index used to measure Subaccount
Factor              performance of the current Valuation Period.
                    Subaccount performance includes gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and mortality and expense risk charges. The calculation of the Net Investment Factor is described on page 29.

Net Premium         A premium payment minus the applicable Premium Expense
                    Charges.  See page 25.

Owner, You         The person entitled to exercise all rights and
                   privileges provided in the Contract.

Planned Premium     The amount and frequency of premium
Payments            payments you elected to pay in your last
                    application. This is the amount we will bill you and is only an indication of your preferences of future premium payments. You may change the amount and frequency of premium payments at any time. The actual amount and frequency of premium payments will affect the Contract Value and the amount and duration of insurance.

Premium Expense     The Premium Expense Charges are the
Charges             amounts we deduct from each premium payment.
                    See page 25.

Premium Payment(s)  The amount(s) paid by the Owner to purchase the
                    Contract; either a Planned Premium Payment or unscheduled premium.

Proceeds The total amount we are obligated to pay under the terms of the Contract.

Reallocation Date   The date as of which Contract Value in the
                    Federated Prime Money Fund II Subaccount is allocated to the Subaccounts and to the Fixed
                    Account based on the Net Premium allocation percentages specified in the application.
                    The Reallocation Date is 30 days after the Allocation Date.

Specified Amount    The Total Sum Insured less any Additional
                    Insurance Amount provided under the Contract.
                    The actual Death Benefit will depend upon the Coverage Option in effect.

Subaccounts         The division of accounts making up the Variable
                    Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund.

Subaccount Value    The Contract Value in a Subaccount.

Target Premium      The annual Target Premium is specified in the
                    Contract. This amount is segregated from Excess Premium for the purpose of calculating certain charges.

Total Sum Insured   The Total Sum Insured equals the sum of the
                    Specified Amount and any Additional Insurance
                    Amount provided under the Contract. This amount does not include any additional benefits provided by riders.

Unscheduled Premium Any premium other than a Planned Premium
                    Payment.

Valuation Day       Each day on which both the New York Stock Exchange
                    and Kansas City Life are open for business.

Valuation Period    The interval of time commencing at the close of
                    business one Valuation Day and ending at the close of business on the next succeeding
                    Valuation Day.

Variable Account    The Kansas City Life Variable Life Separate
                    Account.  This is not part of our General
                    Account.  The Variable Account has
                    Subaccounts.

Variable Account    The total value of a Contract allocated to
Value               Subaccounts of the Variable Account.

Written Notice      A written notice in a form satisfactory to Kansas
                    City Life that is signed by the Owner and received at the Home Office.

SUMMARY AND DIAGRAM OF THE CONTRACT

The following summary of Prospectus information and diagram of the Contract should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Contract in this Prospectus assumes that the Contract is in force and there is no outstanding Contract Indebtedness.

The Contract, for as long as it remains in force, provides lifetime insurance protection with the Death Benefit paid on the death of the last surviving Insured of the two Insureds named in the policy.

The Contract is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Contract pays premium payments for insurance coverage on the Insureds. Also like fixed-benefit life insurance, the Contract provides for accumulation of Net Premiums and a Cash Surrender Value that is payable if the Contract is surrendered during the lifetime of one or both of the Insureds. As with fixed-benefit life insurance, the Cash Surrender Value during the early Contract Years is likely to be substantially lower than the premium payments paid.

However, the Contract differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Contract Value will increase or decrease to reflect the investment performance of the Subaccounts to which Contract Value is allocated. Also, there is no guaranteed minimum Cash Surrender Value. If elected at issue, the Guaranteed Minimum Death Benefit Option does guarantee the payment of the Specified Amount upon the death of the last surviving Insured, regardless of the Contract's investment performance, provided that the Guaranteed Minimum Death Benefit Option Premium requirement has been met. See "Guaranteed Minimum Death Benefit Option," page 31. Otherwise, if the Cash Surrender Value is insufficient to pay charges due, the Contract will lapse without value after a grace period. See "Premium Payments to Prevent Lapse," page 22. If a Contract lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations," page 44.

The most important features of the Contract, such as charges, cash surrender benefits, Death Benefits, and calculation of Contract Values, are summarized in the diagram on the following pages.

  Purpose of the Contract. The Contract is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Contract Value. The Contract should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Contract's long-term investment potential. It may not be advantageous to replace existing insurance coverage with this Contract. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Contract illustrations. See "Illustrations" on page 37 and "Specialized Uses of the Contract" on page 36.

  Illustrations. Illustrations in this Prospectus or used in connection with the purchase of a Contract are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and should not be deemed a representation of past or future performance. Actual rates of return may be higher or lower than those reflected in Contract illustrations, and therefore, actual Contract Values will be different from those illustrated.

The illustrations show Contract Values based on current charges and, alternatively, based on guaranteed charges. See
"Illustrations of Contract Values, Cash Surrender Values, Death
Benefits and Accumulated Premium Payments," page 37.

  Contract Tax Compliance. Kansas City Life intends for the Contract to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Under certain circumstances, a Contract will be treated as a "modified endowment contract" under federal tax law. Kansas City Life will monitor Contracts and will notify you on a timely basis if your Contract is in jeopardy of violating the definition of life insurance or becoming a modified endowment contract. For further discussion of the tax status of a Contract and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page 44.

  Free Look Right to Cancel. For a limited time, you have the right to cancel your Contract and receive a refund. See "Free Look Right to Cancel Contract," page 20. Net Premiums will be allocated to the Federated Prime Money Fund II Subaccount until the Reallocation Date. See "Premium Allocations and Crediting," page 22.

  Owner Inquiries. If you have any questions, you may write or call Kansas City Life's Home Office at 3520 Broadway, P.O. Box
419364, Kansas City, Missouri 64141-6364, 1-800-616-3670.
                       DIAGRAM OF CONTRACT

                        PREMIUM PAYMENTS

You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned premium payments. The actual amount and frequency of premium payments will affect the Contract Value and the amount and duration of insurance. See page 21 for rules and limits.

The Contract's minimum initial premium payment and planned premium payment depend on the Insureds' age, sex, risk class and Specified Amount selected.

Unplanned premium payments may be made, within limits. See page 21.

Under certain circumstances, which include taking excessive
   Contract loans, extra premium payments may be required to prevent lapse. See page 22.


                DEDUCTIONS FROM PREMIUM PAYMENTS

Sales Charge equal to 50% of premium up to Target Premium and 2% of Excess Premium in Contract Year 1, 15% of premium up to Target Premium and 2% of Excess Premium in Contract Years 2-5, 6% of premium up to Target Premium and 2% of Excess Premium in Contract Years 6-10, 2% of premium up to Target and Excess Premium in Contract Years 11-20. Beginning in the 21st Contract Year there is no charge.
Premium Processing Charge equal to 4.85% of premium for all Contract Years.


                         NET PREMIUM PAYMENTS
You direct the allocation of Net Premium payments among 14 Subaccounts of the Variable Account and the Fixed Account.
   See page 22 for rules and limits on Net Premium payment allocations.

Each Subaccount invests in a corresponding portfolio of a mutual fund:

Mutual Fund Portfolio

MFSr Variable Insurance TrustSM
Manager:  Massachusetts Financial Services Company
MFS Research Series
MFS Emerging Growth Series
MFS Total Return Series
MFS Bond Series
MFS World Governments Series
MFS Utilities Series

American Century Variable Portfolios
American Century VP Capital Appreciation
American Century VP International

Federated Insurance Series
Manager:  Federated Advisers
Federated High Income Bond Fund
Federated American Leaders Fund II
Federated Prime Money Fund II


Dreyfus Variable Investment Fund
Manager:  The Dreyfus Corporation
Capital Appreciation Portfolio
Small Cap Portfolio


Dreyfus Stock Index Fund
Manager:  The Dreyfus Corporation
Dreyfus Stock Index Fund

Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 4%. See page 24 for rules and limits on transfers from the Fixed Account allocations.


DEDUCTION FROM CONTRACT VALUE

Monthly Administrative Expense Charge of $7.50 per month plus $.02 per $1,000 of Total Sum Insured per month for all Contract Years.
Monthly Issue Expense Charge of $12.50 per month for the first five Contract Years.
Guaranteed Minimum Death Benefit Option Charge beginning in the 11th Contract Year-Current: $.01 per $1,000 of Specified Amount per month; Guaranteed: $.03 per $1,000 of specified Amount per month.
Cost of insurance charges deducted each month for all Contract Years.  See page
26.
Fee applicable upon a partial surrender of the Contract Value equal to the lesser of:
(a) 2% of the amount surrendered; or (b) $25.
Charges for any additional benefit or riders.  See page 25.

DEDUCTIONS FROM ASSETS

Daily charge at an annual rate of .625% on a current basis and .9000% on a guaranteed basis from the Subaccounts for mortality and expense risks. See page 27. This charge is not deducted from the Fixed Account Value.

Investment advisory fees and operating expenses are deducted from the assets of each Portfolio. See page 27.



ANNUAL FUND EXPENSES
                                       MFS      MFS           MFS
                              MFS      Emerging Total  MFS    World       MFS
                              Research Growth   Return Bond   Governments Utilities
                              Series   Series   Series Series Series      Series


MFSr Variable InsuranceSM
  Trust Annual Expenses
(as a percentage of average
  net assets)
Management Fees (Investment
  Advisory Fees)              0.75%    0.75%    0.75%  0.60%   0.75%       0.75%
Other Expenses (after any
  expense reimbursement)3     0.25%1   0.25%1   0.25%1 0.40%1  0.25%2      0.25%2

Total Fund Annual Expenses    1.00%1   1.00%1   1.00%1 1.00%1  1.00%2      1.00%2



                               TCI            TCI
                              International  Growth
TCI Portfolios, Inc.
  Annual Expenses
  (as a percentage of
   average net assets)
Management Fees (Investment
  Advisory Fees)              1.50%          1.00%
Other Expenses                0.00%          0.00%

Total Fund Annual Expenses4   1.50%          1.00%

                                          Federated
                              Federated   High       Federated
                              American    Income     Prime
                              Leaders     Bond       Money
                              Fund II     Fund II    Fund II
Federated Insurance Series
  Annual Expenses
  (as a percentage of
   average net assets)
Management Fees (Investment
  Advisory Fees)              0.53%       0.00%      0.00%
Other Expenses (after any
  expenses reimbursement)     0.32%       0.80%      0.80%

Total Fund Annual Expenses5   0.85%       0.80%      0.80%

                              Dreyfus    Dreyfus
                              Cap App    Small Cap
                              Portfolio  Portfolio
Dreyfus Variable Investment
  Fund Annual Expenses
  (as a percentage of
   average net assets)
Management Fees (Investment
  Advisory Fees)              0.75%      0.75%
Other Expenses (after any
  expense reimbursement)      0.09%      0.04%

Total Fund Annual Expenses    0.84%      0.79%

                              Dreyfus
                              Stock Index
                              Fund
Dreyfus Stock Index Fund
 (as a percentage of
  average net assets)
Management Fees (Investment
  Advisory Fees)              0.245%
Other Expenses (after any
  expense reimbursement)      0.055%

Total Fund Annual Expenses    0.300%


Premium taxes, currently ranging up to 3.5%, may be applicable, depending on various states' laws.

The above tables are intended to assist you in understanding the fund expenses that you will bear, directly or indirectly. The tables reflect expenses of the Funds. The Annual Expenses are expenses for the most recent fiscal year, except as noted below. For a more complete description of the various expenses the Prospectuses for the underlying Funds that accompany this Prospectus.

1 The investment advisor to MFS Variable Insurance Trust has agreed to bear, subject to reimbursement, expenses for the Research Series, Emerging Growth Series, Total Return Series, Bond Series, and Utilities Series such that each Series'aggregate operating expenses shall not exceed, on an annualized basis, 1.00% of the average daily net assets of the Series from November 2, 1994 through December 31, 1996, 1.25% of the average daily net assets of the Series from January 1, 1997 through December 31, 1998 and 1.50% of the average daily net assets of the series from January 1, 1999 through December 21, 2004; provided, however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, "Other Expenses" for the Research Series, Emerging Growth Series, Total Return Series, Bond Series, and Utilities Series would be 3.15%, 2.16%, 2.02%, 43.25%, and 2.33%, respectively, and Total Fund Annual Expenses would be 3.90%, 2.91%, 2.77%, 43.85%, and 3.08%, respectively, for these series.

2 The investment adviser to MFS Variable Insurance Trust has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the World Governments Series such that the Series' aggregate expenses do not exceed 1.00% on an annualized basis of its average daily net assets. Absent this expense arrangement, "Other Expenses" and "Total Fund Annual Expenses" would be 1.24% and 1.99%, respectively.

3 Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

4 The investment adviser to TCI Portfolios, Inc. pays all the expenses of the Fund except brokerage, taxes, interest, fees and expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. For its services, the adviser is paid a fee of 1.50% and 1.00% of the average net assets of the International and Growth Portfolio, respectively.

5 The Total Annual Expenses for the Federated American Leaders Fund II, Federated High Income Bond Fund II and the Federated Prime Money Fund II are 0.85%, 0.80%, and 0.80%, respectivley, of the average daily net assets. The adviser to Federated Insurance Series has agreed to waive all or a portion of its fee so that the Total Fund Annual Expenses would not exceed 0.85%, 0.80%, and 0.80% respectively, of average net assets of those Portfolios. The adviser can terminate this voluntary waiver at any time at its sole discretion. Without this waiver, the Management Fees would be 0.75%, 0.60% and 0.50% of the average net assets of Federated American Leaders Fund II, Federated High Income Bond Fund II and the Federated Prime Money Fund II, respectively, and the Total Fund Annual Expenses for these Portfolios would be 1.07%, 1.39%, and 1.37%, respectively, of average net assets.


    CONTRACT VALUE

Contract Value is equal to Net Premiums, as adjusted each Valuation Day to reflect Subaccount investment experience, interest credited on Fixed Account Value, charges deducted and other Contract transactions (such as transfers and partial surrenders). See page 28.

Varies from day to day.  There is no
   minimum guaranteed Contract Value.  The
   Contract may lapse if the Contract Value is insufficient to cover a Monthly Deduction due. See page 28.

Can be transferred among the Subaccounts and Fixed Account. A transfer fee of $25.00 will apply if more than 6 transfers are made in a Contract Year. See page 23 for rules and limits.

Is the starting point for calculating
   certain values under a Contract, such as the Cash Surrender Value and the Death Benefit used to determine Death Benefit proceeds.

A "bonus" may be credited to the Contract Value on each Monthly Anniversary Day beginning on the first Monthly
Anniversary following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 or above and equals an annual rate of .125% of the of the Variable Account. This bonus is not guaranteed.

          CASH BENEFITS                         DEATH BENEFITS

 Loans may be taken for amounts          Income tax free to
   up to Cash Surrender Value less         Beneficiary.
   loan interest to the next
   Contract Anniversary, at an           Available as lump sum or
   annual effective interest rate          under a variety of payment
   of 6.0%.  Currently, a preferred        options.
   loan is available beginning in
   the 11th Contract Year.  See          For all Contracts, a minimum
   page 34 for rules and limits.           Total Sum Insured of $200,000
                                           which may be made up of a
 Partial surrenders generally              combination of Specified
   can be made provided there is           Amount and Additional
   sufficient remaining Cash               Insurance Amount.  The
   Surrender Value. A partial              Specified Amount must be at
   surrenderfee of the lesser of 2%        least $100,000.  We may allow
   of the amount surrendered or $25        these minimum limits to be
   will apply.  See page 35 for            reduced.  See page 30.
   limits.  Partial surrenders may
   be subject to adverse tax             Three Coverage Options
   consequences.                           available:
                                           Coverage Option  A provides a
 The Contract may be surrendered           Death Benefit at least equal
   in full at any time for its Cash        to the Total Sum Insured on
   Surrender Value.  See page 35.          the date of death of the last
   Surrenders may be subject to            surviving Insured.  Coverage
   adverse tax consequences.               Option B provides a Death
                                           Benefit at least equal to the
Payment options are available.            Total Sum Insured on the date
   See page 36.                            of death of the last surviving
                                           Insured, plus the Contract
                                           Value on the date of death.
                                           Coverage Option L provides a
                                           Death Benefit that is at least
                                           equal to the sum of: (a) the
                                           Total Sum Insured on the date
                                           of death of the last surviving
                                           Insured; and (b) an amount
                                           calculated on the last
                                           Contract Anniversary equal to
                                           the Contract Value multiplied
                                           by the applicable Coverage
                                           Option L Death Benefit
                                           percentage less the Total Sum
                                           Insured.   The Death Benefit
                                           under all three of these
                                           Coverage Options will be the
                                           greater of the amount
                                           described above and the
                                           Corridor Death Benefit
                                           Percentage amount which
                                           ensures that the Contract will
                                           not be disqualified as a life
                                           insurance contract.  See page
                                           30.

                                         Guaranteed Minimum Death
                                          Benefit Option available
                                          (restrictions may apply) if
                                          Guaranteed Minimum Death
                                          Benefit Premium requirement is
                                          met.  See page 31.

                                         Flexibility to change the
                                           Coverage Option or decrease
                                           the Specified Amount.  See
                                           page 32  for rules and limits.

                                         Supplemental and/or rider
                                           benefits may be available.
                                           See page 45.

                                         Any Indebtedness is deducted
                                           from the amount payable.

GENERAL INFORMATION ABOUT KANSAS CITY LIFE, THE VARIABLE ACCOUNT
AND THE FUNDS

Kansas City Life Insurance Company

The Contracts are issued by Kansas City Life Insurance Company, which is a stock life insurance company organized under the laws of the State of Missouri in 1895. Kansas City Life is currently licensed to transact life insurance business in 47 states and the District of Columbia.

Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Contract described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

Kansas City Life Variable Life Separate Account

Kansas City Life Variable Life Separate Account was established as a separate investment account under Missouri law on April 24, 1995. It is used to support the Contracts and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. Kansas City Life has established other separate investment accounts that may also be registered with the SEC.

The Variable Account is divided into Subaccounts. The Subaccounts available under the Contracts invest in shares of Portfolios of the Funds. The Variable Account may include other Subaccounts that are not available under the Contracts and are not otherwise discussed in this Prospectus. The assets in the Variable Account are owned by Kansas City Life.

Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against the Subaccount without regard to any other income, gains or losses of Kansas City Life. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Variable Account are not chargeable with liabilities arising out of any other business of Kansas City Life. Kansas City Life is obligated to pay all benefits provided under the Contracts.

The Funds

MFSr Trust, American Century Variable Portfolios, Federated Insurance Series, Dreyfus Variable Investment Fund and Dreyfus Stock Index Fund are each registered with the SEC as a diversified open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds is a series fund-type mutual fund made up of the Portfolios and other series that are not available under the Contracts. The investment objectives of each of the Portfolios is described below.

MFSr Variable Insurance TrustSM
(Manager:  Massachusetts Financial Services Company)

  MFSr Research SeriesSM. The Research Series' investment objective is to provide long-term growth of capital and future income. The Series' assets are allocated to selected economic sectors and then to industry groups within those sectors.

  MFSr Emerging Growth SeriesSM. The Emerging Growth Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital. The Series' policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).

  MFSr Total Return SeriesSM. The Total Return Series' primary investment objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and its secondary objective is to provide a reasonable opportunity for growth of capital and income, since many securities offering a better than average yield may also possess growth potential.

  MFSr Bond SeriesSM. The Bond Series' primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The Series' secondary objective is to protect shareholders' capital. Up to 20% of the Series' total assets may be invested in lower-rated or non-rated debt securities commonly known as "junk bonds." The risks of investing in junk bonds are described in the prospectus for the MFSr Variable Insurance TrustSM, which should be read carefully before investing.

  MFSr World Governments SeriesSM. The World Governments Series' investment objective is to seek not only preservation, but also growth of capital, together with moderate current income. The Series seeks to achieve its investment objective through a professionally managed, internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities.

  MFSr Utilities SeriesSM. The Utilities Series' investment objective is to seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Series will seek to achieve its objective by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Series' adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

American Century Variable Portfolios, Inc. (formerly TCI
Portfolios, Inc.)
(Manager:  American Century Investment Management, Inc. (formerly
Investors Research Corporation))

  American Century VP Capital Appreciation Portfolio (formerly TCI Growth Portfolio). The investment objective of American Century VP Capital Appreciation is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in common stocks that are considered by the investment adviser to have better-than-average prospects for appreciation.

  American Century VP International Portfolio (formerly TCI International Portfolio). The investment objective of American Century VP International Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and that have, in the opinion of the investment manager, potential for appreciation.

Federated Insurance Series
(Manager:  Federated Advisers)

  Federated American Leaders Fund II . The primary investment objective of the Federated American Leaders Fund II is to achieve long-term growth of capital. The Fund's secondary objective is to provide income. The Fund pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies, which are generally top-quality, established growth companies.

  Federated High Income Bond Fund II . The investment objective of the Federated High Income Bond Fund II is to seek high current income. The Fund endeavors to achieve its objective by investing primarily in lower-rated corporate debt obligations commonly referred to as "junk bonds." The risks of investing in junk bonds is described in the prospectus for Federated Insurance Series, which should be read carefully before investing.

  Federated Prime Money Fund II . The investment objective of the Federated Prime Money Fund II is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.

Dreyfus Variable Investment Fund
(Manager:  The Dreyfus Corporation)

  Capital Appreciation Portfolio. The primary investment objective of the Capital Appreciation Portfolio is to provide long-term capital growth consistent with the preservation of capital. Current income is a secondary investment objective. This series invests primarily in the common stocks of domestic and foreign issuers.

  Small Cap Portfolio. The investment objective of the Small Cap Portfolio is to maximize capital appreciation. This series invests primarily in common stocks of domestic and foreign issuers. This series will be particularly alert to companies that it considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Dreyfus Stock Index Fund
(Manager:  The Dreyfus Corporation)

 The primary investment objective of the Stock Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. In anticipation of taking a market position, the Fund is permitted to purchase and sell stock index futures. The Fund is neither sponsored by nor affiliated with Standard & Poor's.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF
ANY OF THE FUNDS WILL BE ACHIEVED.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio that accompanies this Prospectus and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Subaccounts.

Kansas City Life has entered into agreements with either the investment adviser or distributor for each of the Funds pursuant to which the adviser or distributor will pay Kansas City Life a fee based upon an annual percentage of the average aggregate net amount invested by Kansas City Life on behalf of the Variable Account and other separate accounts of Kansas City Life. These agreements reflect administrative services provided by Kansas City Life.

Kansas City Life cannot guarantee that each Fund or Portfolio will always be available for the Contracts, but in the unlikely event that a Fund or Portfolio is not available, Kansas City Life will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Contracts. In addition, the Funds are available to registered separate accounts of insurance companies, other than Kansas City Life, offering variable annuity and variable life insurance contracts.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict of interest may arise between Owners whose Contract Values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses for the Funds and Portfolios for more information.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Portfolio of a Fund are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Contract Owners on a basis to be determined by Kansas City Life.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Contract to reflect the substitution or change. If we deem it to be in the best interests of Contract Owners (subject to any approvals that may be required under applicable law), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Kansas City Life separate accounts.

Voting Rights

Kansas City Life is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, Kansas City Life will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Contract Value in the Subaccounts. Should the applicable federal securities laws, regulations or interpretations thereof change, Kansas City Life may be permitted to vote shares of the Funds in its own right, and if so, Kansas City Life may elect to do so.

To obtain voting instructions from Owners, before a meeting Owners will be sent voting instruction material, a voting instruction form and any other related material. The number of votes that are available to an Owner will be calculated separately for each Subaccount of the Variable Account, and may include fractional shares. The number of votes attributable to a Subaccount will be determined by applying an Owner's percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. The number of votes for which an Owner may give instructions will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund. Shares held by a Subaccount for which no timely instructions are received will be voted by Kansas City Life in the same proportion as those shares for which voting instructions are received.

Kansas City Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, Kansas City Life may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that Kansas City Life reasonably disapproves of such changes in accordance with applicable federal regulations. If Kansas City Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, Kansas City Life reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Contract

To purchase a Contract, you must complete an application and submit it through an authorized Kansas City Life agent. If you are eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and your application has been approved, with certain limitations, as long as an initial premium payment accompanies the TIA. In accordance with Kansas City Life's underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial premium will be returned to the applicant.

With the TIA, you must pay an initial premium payment at the time of application that is at least equal to two months of minimum initial premium (one month of minimum initial premium is required for Contracts when premium payments will be made under a pre-authorized payment arrangement). See "Premiums," page 218. In general, policies that are submitted with the required premium payment will have a Contract Date which will be the date of the TIA. However, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the date will be set to the 1st of the next following month. For Contracts where premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to two days, unless the approval is the 27th, 28th or 29th of the month in which case the Contract Date would be the first of the next month. There are several exceptions to these rules, based on the type of billing, whether the contract involves a conversion and/or whether the specified amount exceeds $250,000.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB)- -Premium With Application
If PAC or CB is requested and the initial premium is taken with the application, the Contract Date will be the later of the TIA date or the first of the month of approval. Combined Billing is a billing where more than one Kansas City Life contract is billed together.

Combined Billing (CB)--No Premium With Application
If CB is requested and the initial premium is not taken with the application, the Contract Date will be the earlier of the 1st of the month after the Contract is approved or the date the initial premium is received. However, if approval occurs on the 1st, 2nd, 3rd, 4th or 5th of the month the Contract Date will be the first of the same month that the Contract is approved. In addition, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the date will be set to the 1st of the following month.

Government Allotment (GA) and Federal Allotment (FA)
If GA or FA is requested on the application and an initial premium is taken with the application, the Contract Date will be the 1st of the month of approval. If GA or FA is requested and no initial premium is received the Contract Date will be the first of the month for which a full monthly allotment is received.

Conversions
If a Kansas City Life term insurance product is converted to a new Contract, the Contract Date will be the date that the previous contract was paid to. If there is more than one term policy being converted, the Contract Date will be determined by the contract with the earliest date that premiums were paid to.

Total Sum Insured Exceeds $250,000
If the Total Sum Insured requested exceeds $250,000 and an initial premium is taken with the application, the Contract Date will be the later of the TIA date or the 1st of the month of approval.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age. In no case may the Contract Date be more than six months prior to the date the application was completed. Monthly Deductions will be charged from the Contract Date.

If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and your application has been approved. Kansas City Life will deduct Contract charges as of the Contract Date.

Kansas City Life requires satisfactory evidence of both Insureds' insurability, which may include a medical examination of the proposed Insureds. The available issue ages are 20 through 85. Age is determined on each Insured's age last birthday on the Contract Date. The minimum Total Sum Insured is $200,000. Acceptance of an application depends on Kansas City Life's underwriting rules, and Kansas City Life reserves the right to reject an application.

As the Owner of the Contract, you may exercise all rights provided under the Contract. The Insureds are the Owner, unless a different Owner is named in the application. The Owner may by Written Notice name a contingent Owner or a new Owner while at least one of the Insureds is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner, who will become the Owner if the Owner dies. The Owner may also be changed prior to the last surviving Insured's death by Written Notice satisfactory to us. A change in Owner may have tax consequences. See "Tax Considerations," page 44.

Free Look Right to Cancel Contract

You may cancel your Contract for a refund during your "free-look" period. This period expires 10 days after you receive your Contract. If you decide to cancel the Contract, you must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will be deemed void from the beginning. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund premiums paid.

Premiums

The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insureds, the Specified Amount, and the Planned Periodic Premium payments you propose to make. See "Planned Periodic Premiums," below. Consult your Kansas City Life agent for information about the initial premium required for the coverage you desire.

Premium payments can be made at any time while the Contract is in force. Kansas City Life has the right to limit the number and amount of any premiums.

If premiums are paid that cause the Death Benefit of the Contract to increase under Section 7702 of the Internal Revenue Code, as amended, Kansas City Life has the option to refund the amount of premium that causes this increase. See "Tax Considerations," page 44.

Your Contract may become a modified endowment contract if premiums paid exceed the "7-Pay Test" as set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will attempt to notify you on a timely basis if, based on Kansas City Life's interpretation of the relevant tax rules, your Contract is in jeopardy of becoming a modified endowment contract. See "Tax Considerations," page 44.

Also, Kansas City Life reserves the right to require satisfactory evidence of insurability prior to accepting unscheduled premiums.
See "Net Premium Allocations and Crediting," page 22.

Premium payments must be made by check payable to Kansas City
Life Insurance Company or by any other method that Kansas City
Life deems acceptable. A loan repayment must be clearly marked as such or it will be credited as a premium. See "Loan
Repayment," page 34.

  Planned Periodic Premiums. When applying for a Contract, you select a plan for paying level premium payments monthly, quarterly, semi-annually or annually. If you elect, Kansas City Life will also arrange for payment of Planned Periodic Premiums on a monthly or quarterly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a Planned Periodic Premium entirely. (See, however, "Premium Payments to Prevent Lapse," page 19, and "Guaranteed Minimum Death Benefit Option," below.) Each premium after the initial premium must be at least $25. Subject to the limits described above, you can change the amount and frequency of Planned Periodic Premiums at any time. However, Kansas City Life reserves the right to limit the amount of a premium payment or the total premium payments paid, as discussed above.

  Guaranteed Minimum Death Benefit Option Premium- The Guaranteed Minimum Death Benefit Option Premium is the amount which guarantees that the Guaranteed Minimum Death Benefit Option will
remain in effect.    See "Guaranteed Minimum Death Benefit
Option," page 31. The Guaranteed Minimum Death Benefit Option Premium requirement has been met if the cumulative paid premiums equals or exceeds the cumulative Guaranteed Minimum Death Benefit Option Premiums plus Indebtedness on each monthly anniversary day.

The cumulative paid premium is an amount equal to the sum of all premiums paid less the sum of all partial surrenders, accumulated at an annual effective interest rate of 4% to the date the Guaranteed Minimum Death Benefit Option Premium requirement is tested. The cumulative Guaranteed Minimum Death Benefit Option Premium equals the sum of the Guaranteed Minimum Death Benefit Option Premiums due on the Contract, accumulated at an annual effective interest rate of 4% from the date of issue up to the date the Guaranteed Minimum Death Benefit Option Premium requirement is tested.

Premium Payments to Prevent Lapse

For a Contract which has the Guaranteed Minimum Death Benefit Option, the Specified Amount is guaranteed to remain in force as long as the Guaranteed Minimum Death Benefit Option Premium requirement is met on each Monthly Anniversary Day. (See Guaranteed Minimum Death Benefit Option, page 31.) Failure to meet the Guaranteed Minimum Death Benefit Option Premium requirement will cause the Guaranteed Minimum Death Benefit Option to terminate, but will not necessarily cause the Contract to lapse.

If the Guaranteed Minimum Death Benefit Option has not been elected or has been removed, a grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A premium sufficient to provide a Cash Surrender Value equal to three Monthly Deductions must be paid during the grace period to keep the Contract in force.

The grace period is a 61-day period to make a premium payment sufficient to prevent lapse. We will send notice of the amount required to be paid during the grace period to your last known address and the address of any assignee of record. The grace period will begin when the notice is sent. Your Contract will remain in force during the grace period. If the last surviving Insured should die during the grace period, the Death Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the last surviving Insured's death (and for any Indebtedness). See "Amount of Death Benefit Proceeds," page 30. If the grace period premium payment has not been paid before the grace period ends, your Contract will lapse. It will have no value and no benefits will be payable. See "Reinstatement," page 45.

A grace period also may begin if Indebtedness becomes excessive.
See "Effect of Contract Loan," page 35.

Premium Allocations and Crediting

In the Contract application, you specify the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of your allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. Changes in your allocation may also be made by telephone if an Authorization for Telephone Requests has been properly completed, signed and filed with us. See "Telephone Transfers, Premium Allocation and Loan Privileges," page 48. The change will apply to the premium payments received with or after receipt of your notice.

On the Allocation Date, the initial Net Premium will be allocated to the Federated Prime Money Fund II Subaccount. If any additional premiums are received before the Reallocation Date, the corresponding Net Premiums also will be allocated to the Federated Prime Money Fund II Subaccount. On the Reallocation Date the Contract Value in the Federated Prime Money Fund II Subaccount will be allocated to the Subaccounts and to the Fixed Account as requested. See "Determining the Contract Value," page 28.

Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Period they are received at our Home Office, except if additional underwriting is required. Premium payments requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, Kansas City Life will return the premium payment immediately, without any adjustment for investment experience.

Transfer Privilege

After the Reallocation Date, you may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of the amount in the Fixed Account to the Subaccount(s), subject to the following restrictions. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account.

We will make the transfer on the Valuation Day that we receive Written Notice requesting such transfer. There is no limit on the number of transfers that can be made between Subaccounts or to the Fixed Account. However, only one transfer may be made from the Fixed Account each Contract Year. See "Transfers from Fixed Account," page 25, for restrictions. The first six transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. We will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Notice (or telephone request described below) is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to your instructions.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts.
By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Plan will result in a gain.

At least $250 must be transferred from the Federated Prime Money Fund II Subaccount each month. The required amounts may be allocated to the Federated Prime Money Fund II Subaccount through initial or subsequent premium payments or by transferring amounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. The election form allows you to specify the number of months for the Dollar Cost Averaging Plan to be in effect. Dollar Cost Averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date or the date of your request. Dollar Cost Averaging will terminate at the completion of the designated number of months, or when the value of the Federated Prime Money Fund II Subaccount is completely depleted, or the day we receive Written Notice instructing us to cancel the Dollar Cost Averaging Plan.

Transfers made from the Federated Prime Money Fund II Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.

Portfolio Rebalancing Plan

You may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which the Portfolio Rebalancing Plan commences. If elected, this plan automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. If the Dollar Cost Averaging Plan has been elected and has not been completed, the Portfolio Rebalancing Plan will commence on the Monthly Anniversary Day following the termination of the Dollar Cost Averaging Plan.

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate when you request any transfer or the day we receive Written Notice instructing us to cancel the Portfolio Rebalancing Plan. If the Contract Value is negative at the time portfolio rebalancing is scheduled, the re-distribution will not be completed.

FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of the Net Premiums and transfer some or all of the Variable Account Value to the Fixed Account, which is part of our General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum interest rate we guarantee to be 4%). Our General Account supports our insurance and annuity obligations.

The portion of the Contract Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of our General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

Fixed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%. We intend to credit Fixed Account Value with current rates in excess of the minimum guarantee but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited with different interest rates, based upon the date amounts are allocated into the Fixed Account. While we may change the interest rate credited to allocations from Net Premiums or transfers at any time, the interest rate credited to amounts allocated to the Fixed Account and accrued interest thereon will not change more often than once per year. Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the Fixed Account for the Monthly Deduction, surrenders, transfers to the Subaccounts, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a year (except for the year in which such amount is received or transferred).

Calculation of Fixed Account Value

Fixed Account Value at any time is equal to amounts allocated or transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from Fixed Account

One transfer each Contract Year is allowed from the Fixed Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case we will transfer the entire amount.

Payment Deferral

We reserve the right to defer payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date of receipt of the Written Notice for the partial or full surrender or transfer.

CHARGES AND DEDUCTIONS

Premium Expense Charges

Sales Charge. Sales Charge equal to 50% of premium up to Target Premium and 2% of Excess Premium in Contract Year 1, 15% of premium up to Target Premium and 2% of Excess Premium in Contract Years 2-5, 6% of premium up to Target Premium and 2% of Excess Premium in Contract Years 6-10, 2% of premium up to Target and Excess Premium in Contract Years 11-20. Beginning in the 21st Contract Year there is no charge. This charge reimburses Kansas City Life for various sales and administrative expenses associated with issuing the Contract.

  Premium Processing Charge.. Deducted from each premium payment and equals 8.85% of premium. This charge reimburses Kansas City Life for the Federal DAC tax, state and local premium taxes and for administrative expenses associated with processing premium payments.

Monthly Deduction

On the Allocation Date, Kansas City Life will deduct Monthly Deductions for the Contract Date and each Monthly Anniversary that have occurred prior to the Allocation Date. See "Applying for Contract," page 16. Subsequent Monthly Deductions will be made as of each Monthly Anniversary Day thereafter. Your Contract Date is the date used to determine your Monthly Anniversary Day. The Monthly Deduction consists of (1) monthly expense charges, (2) cost of insurance charges, and (3) any optional benefit charges, as described below. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

  Monthly Expense Charge. The Monthly Expense Charge is made up of two parts:

(1)a charge of $12.50 per month for the first five Contract
          Years.
(2)an administrative monthly expense charge of $7.50 plus $.02 per $1,000 of Total Sum Insured per month for all Contract Years

The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements.

 Should these guaranteed charges prove to be insufficient, the Company will not increase the charges above such guaranteed levels and will incur the loss.

  Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insureds by the net amount at risk for that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (see "Coverage Options," page 30), discounted with one month of interest and the Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the monthly equivalent of 4% per year.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insureds' Age, sex, number of completed Contract Years, Total Sum Insured and risk class, and therefore varies from time to time. Kansas City Life currently places Insureds in the following classes, based on underwriting:
Standard Tobacco User, Standard Nontobacco User,  Preferred
Nontobacco User and Preferred Tobacco User.   The Insureds may be
placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Nontobacco User classes.

Kansas City Life places the Insureds in a risk class when the Contract is given underwriting approval, based on Kansas City Life's underwriting of the application. When an increase in Additional Insurance Amount is requested, Kansas City Life conducts underwriting before approving the increase (except as noted below) to determine the risk class that will apply to the increase.

Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Contract. The guaranteed rates for standard and preferred risk classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Kansas City Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract.
Current cost of insurance rates will be determined based on Kansas City Life's expectations as to future mortality experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user standard class are lower than rates for one or both Insureds of the same age and sex in a tobacco user standard class. Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user or tobacco user standard risk class are lower than rates for one or both Insureds of the same age, sex and tobacco user class in a substandard risk class.

  Guaranteed Minimum Death Benefit Option Charge. Includes any applicable charges for the Guaranteed Minimum Death Benefit Option. There is no charge for this option in the first ten Contract Years. Beginning in Contract Year 11, the charge will be $.01 per $1,000 on a current basis and $.03 per $1,000 on a guaranteed basis. This charge will be based on the Specified Amount and will be deducted monthly.

  Cost of Additional Benefits Provided by Riders. The cost of additional benefits provided by riders is part of the Monthly
Deduction and is charged to the Contract Value on the Monthly
Anniversary Day.

  Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Cost of insurance rates for Contracts generally distinguish between males and females. Thus, premium payments and benefits under Contracts covering males and females of the same age will generally differ. (In some states, the cost of insurance rates do not vary by sex.)

Kansas City Life does, however, also offer Contracts that do not distinguish between males and females if required by state law. Employers and employee organizations considering purchase of a Contract should consult with their legal advisors to determine whether purchase of a Contract based on sex-distinct cost of insurance rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Kansas City Life will offer to such prospective purchasers Contracts with cost of insurance rates that do not distinguish between males and females.

Daily Mortality and Expense Risk Charge

Kansas City Life deducts a daily charge from assets in the Subaccounts attributable to the Contracts. This charge does not apply to Fixed Account assets attributable to the Contracts. The current charge is at an annual rate of .625% of net assets, and the guaranteed charge is at an annual rate of .900%.

The mortality risk Kansas City Life assumes is that the Insureds under the Contracts may die sooner than anticipated and therefore Kansas City Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Kansas City Life assumes is that expenses incurred in issuing and administering the Contracts and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Contracts.

Transfer Processing Fee

The first six transfers during each Contract Year are free. We will assess a $25 Transfer Processing Fee for each additional transfer during such Contract Year. For the purpose of assessing the fee, we will consider each written or telephone request seeking a transfer to be one transfer, regardless of the number of accounts affected by the transfer. We will deduct the Transfer Processing Fee from the amount being transferred or from the remaining Contract Value, according to your instructions. We do not expect a profit from this fee.

Partial Surrender Fee

Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount. Kansas City Life does not anticipate making a profit on this charge.

Fund Expenses

The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. See the prospectuses for the Funds or Portfolios.

Bonus on Contract Value in the Variable Account

A bonus may be credited to the Contract on each Monthly Anniversary Day beginning on the first Monthly Anniversary Day following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 and above and equals an annual rate of .125% of the Contract Value in each Subaccount of the Variable Account. The bonus is not guaranteed and will be paid at Kansas City Life's sole discretion.

Reduced Charges for Eligible Groups

The charges otherwise applicable may be reduced with respect to Contracts issued to a class of associated individuals or to a trustee, employer or similar entity where Kansas City Life anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. These reductions will be made in accordance with our rules in effect at the time of the application for a Contract. The factors we will consider in determining the eligibility of a particular group for reduced charges and the level of the reduction are as follows: the nature of the association and its organizational framework, the method by which sales will be made to the members of the class, the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks, the anticipated persistency of the Contract, the size of the class of associated individuals and the number of years it has been in existence and any other such circumstances which justify a reduction in sales or administrative expenses. Any reduction will be reasonable and will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interests of any Contract holder.

Other Tax Charge

Kansas City Life does not currently assess a charge for any taxes other than state and local premium taxes and Federal DAC taxes incurred as a result of the operations of the Subaccounts of the Variable Account. We reserve the right, however, to assess a charge for such taxes against the Subaccounts if we determine that such taxes will be incurred.

HOW YOUR CONTRACT VALUES VARY

There is no minimum guaranteed Contract Value or Cash Surrender Value. These values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Contract Value. If the Cash Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction to be deducted on that date (see "Premium Payments To Prevent Lapse," page 22) and the Guaranteed Minimum Death Benefit Option is not then in effect, the Contract will be in default and a grace period will begin. See "Guaranteed Minimum Death Benefit Option," page 31.

Determining the Contract Value

On the Allocation Date, the Contract Value is equal to the initial Net Premium less the Monthly Deductions deducted from the Contract Date. On each Valuation Day thereafter, the Contract Value is the aggregate of the Subaccount Values and the Fixed Account Value (including the Loan Account Value). The Contract Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, partial surrenders, loans and loan repayments.

  Subaccount Values. When you allocate an amount to a Subaccount, either by Net Premium payment allocation or transfer, your Contract is credited with accumulation units in that Subaccount. The number of accumulation units is determined by dividing the amount allocated to the Subaccount by the Subaccount's accumulation unit value for the Valuation Day when the allocation is effected.

The number of Subaccount accumulation units credited to your Contract will increase when Net Premium payments are allocated to the Subaccount and when amounts are transferred to the Subaccount. The number of Subaccount accumulation units credited to a Contract will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a loan is made, an amount is transferred from the Subaccount, or a partial surrender, including the Partial Surrender Fee, is taken from the Subaccount.

  Accumulation Unit Values. A Subaccount's accumulation unit value varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Day to the next. The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for a Subaccount for the prior valuation period by the net investment factor for the Subaccount for the current valuation period.

  Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Day to the next. It is based on the change in net asset value of the Fund shares held by the Subaccount, and reflects any gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes, and the daily mortality and expense risk charge.

  Fixed Account Value. On any Valuation Day, the Fixed Account Value of a Contract is the total of all Net Premium payments allocated to the Fixed Account, plus any amounts transferred to the Fixed Account (including amounts transferred in connection with Contract loans), plus interest credited on such Net Premium payments and amounts transferred, less the amount of any transfers from the Fixed Account, less the amount of any partial surrenders, including the Partial Surrender Fee, taken from the Fixed Account, and less the pro-rata portion of the Monthly Deduction deducted from the Fixed Account.

  Loan Account Value. On any Valuation Day, if there have been any Contract loans, the Loan Account Value is equal to amounts transferred to the Loan Account from the Subaccounts and from the unloaned value in the Fixed Account as collateral for Contract loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account as Indebtedness is repaid.

Cash Surrender Value

The Cash Surrender Value on a Valuation Day is the Contract Value reduced by any Indebtedness. Cash Surrender Value is used to determine whether a partial surrender may be taken, whether Contract loans may be taken, and whether a grace period starts. See "Premium Payments to Prevent Lapse," page 22. It is also the amount that is available upon full surrender of the Contract.
See "Surrendering the Contract for Cash Surrender Value," page
35.

DEATH BENEFIT

As long as the Contract remains in force, Kansas City Life will pay the Death Benefit proceeds upon receipt at the Home Office of proof of the last surviving Insured's death that Kansas City Life deems satisfactory. Kansas City Life will also require proof of the death of the Insured who died first and may require return of the Contract. The Death Benefit proceeds will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid," page 42) or, if elected, under a payment option (see "Payment Options," page 36). The Death Benefit proceeds will be paid to the Beneficiary. See "Selecting and Changing the Beneficiary," page 30.

Amount of Death Benefit Proceeds
The Death Benefit proceeds are equal to the sum of the Death Benefit under the Coverage Option selected calculated on the date of the last surviving Insured's death, plus any optional benefits or riders, plus any premiums received after the date of death, minus any Indebtedness on that date and, if the date of death occurred during a grace period, minus any past due Monthly Deductions. Death Benefit proceeds are impacted by the Total Sum Insured in effect and the Coverage Option elected. The Death Benefit proceeds of the last surviving Insured will be the greater of the amount determined by the Coverage Option elected
or the Corridor Death Benefit.   A minimum Death Benefit may be
protected under the Guaranteed Death Benefit Option. See "Coverage Options," page 30, "Corridor Death Benefit," page 31 and "Guaranteed Minimum Death Benefit Option," page 31. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Contract" and "Misstatement of Age or Sex," page 42.

If part or all of the Death Benefit is paid in one sum, Kansas
City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

Selecting and Changing the Beneficiary
You select the Beneficiary in your application. You may later change the Beneficiary in accordance with the terms of the Contract. The Primary Beneficiary, or, if the Primary Beneficiary is not living, the Contingent Beneficiary, is the person entitled to receive the Death Benefit proceeds under the Contract. If both Insureds die and there is no surviving Beneficiary, the Owner will be the Beneficiary. If a Beneficiary is designated as irrevocable, then the Beneficiary's consent must be obtained to change the Beneficiary.

Total Sum Insured, Specified Amount, Additional Insurance Amount

The Total Sum Insured, Specified Amount and the Additional Insurance Amount are set at the time the Contract is issued and the Specified Amount plus the Additional Insurance Amount equals the Total Sum Insured. The minimum Total Sum Insured is $200,000. Within the Total Sum Insured minimum, there is also the requirement that the minimum Specified Amount is $100,000 while the minimum Additional Insurance Amount is $10,000. The maximum amount of Additional Insurance Amount coverage is four times the Specified Amount at issue.
You may decrease the Total Sum Insured from time to time, as discussed below. You may increase the Additional Insurance Amount as described below. The Guaranteed Minimum Death Benefit Option only applies to the Specified Amount and not the Additional Insurance Amount. If the Contract Value is insufficient to pay monthly deductions, the Additional Insurance Amount may lapse. See "Guaranteed Minimum Death Benefit Option," page 31.

Coverage Options
When you apply for the Contract you may choose one of three Coverage Options, which will be used to determine the Death Benefit. You may also change the Coverage Option, as described below. The Death Benefit will be the greater of the amount determined by the Coverage Option elected or the Corridor Death Benefit. See "Corridor Death Benefit," page 31. Death Benefits will be increased by any premiums received after the date of death of the last surviving Insured and will be decreased by any unpaid Indebtedness.

Under Option A, the Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured. Under Option B, the Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured, plus the Contract Value on the date of such death. Under Coverage Option L, the Death Benefit will be the sum of: (1) the Total Sum Insured on the date of death of the last surviving Insured; and (2) the Contract Value on the Contract Anniversary preceding the death of the last surviving Insured multiplied by the applicable Option L Death Benefit Percentage less the Total Sum Insured on that Contract Anniversary.

Corridor Death Benefit
The purpose of the Corridor Death Benefit is to ensure that your Contract will not be disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code, as amended. The Corridor Death Benefit is calculated by multiplying the Contract Value on the date of death of the last surviving Insured by the appropriate corridor percentage. The corridor percentages vary by Issue Age, sex, risk class, Specified Amount, Additional Insurance Amount, and applicable riders and benefits.

Guaranteed Minimum Death Benefit Option
 An optional Guaranteed Minimum Death Benefit Option is available only at issue. This option is not available if Coverage Option B is elected or if the Joint First to Die Rider is issued with the Contract. If this option has been elected, it guarantees payment of the Specified Amount (less Indebtedness and any past due charges) upon the death of the last surviving Insured, regardless of the Contract's investment performance, provided that the Guaranteed Minimum Death Benefit Option Premium requirement is met. See "Guaranteed Minimum Death Benefit Option Premium," page
21. The Guaranteed Minimum Death Benefit Option does not guarantee any Additional Insurance Amount.

If the Guaranteed Minimum Death Benefit Option Premium requirement is not met, the Guaranteed Minimum Death Benefit Option is in default. A 61-day notice period begins on the day we mail the notice that the Guaranteed Minimum Death Benefit Option is in default and the premium required to maintain the Guaranteed Minimum Death Benefit Option. The default premium will be the amount by which the cumulative Guaranteed Minimum Death Benefit Option premium is greater than the cumulative paid premium. The Guaranteed Minimum Death Benefit Option will terminate if sufficient premium is not paid by the end of the notice period.

If the policy contains any Additional Insurance Amount coverage or any optional benefit riders, then in addition to testing the Guaranteed Minimum Death Benefit Option Premium requirement as outlined above, the Contract Value will be tested to ensure that the policy is funded at a sufficient level to support the Additional Insurance Amount or other optional benefit riders. On each Monthly Anniversary Day the Cash Surrender Value will be tested to determine if it is sufficient to cover the Monthly Deduction. If not, a 61-day notice period begins on the day we mail notice of the default premium amount. The default premium will be equal to the payment which would be sufficient to provide a Cash Surrender Value equal to three monthly deductions. The Additional Insurance Amount coverage and other optional benefit riders will be removed from the contract if payment at least equal to the default premium is not received by the end of the notice period.

There is no charge for this option during the first 10 Contract Years. Beginning in Contract Year 11 a monthly charge per $1,000 of Specified Amount at issue will apply. The Guaranteed Minimum Death Benefit Option is not available for Coverage Option B Contracts, for Contracts on which the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount or for Contracts which include the Joint First to Die Rider. The Guaranteed Minimum Death Benefit Option will terminate upon your request, if the Coverage Option is changed to B or if the amount of the Additional Insurance Amount is increased to more than the Specified Amount.

You may apply to have the Guaranteed Minimum Death Benefit Option reactivated within two years of termination of such option. Reactivation requires: (1) written notice to restore the option,
(2) evidence of insurability of the Insureds satisfactory to us, unless reactivation is requested within one year after the beginning of the notice period; and (3) payment of the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus Indebtedness exceeds the cumulative paid premiums on the date of reactivation. On the Monthly Anniversary Day on which the reactivation takes effect, we will deduct from the Contract Value any unpaid Guaranteed Minimum Death Benefit Option Charges. We reserve the right to deny reactivation of the Guaranteed Minimum Death Benefit Option more than once during the life of the Contract.

Impact of Combinations of Specified Amount and Additional
Insurance Amount
You should consider various factors in determining whether to elect coverage in the form of the Specified Amount or in the form of an Additional Insurance Amount. The Specified Amount cannot be increased after issue, while the Additional Insurance Amount may be increased after issue, subject to application and evidence of insurability. The Additional Insurance Amount does not affect the target premium under a Contract. Accordingly, the amount of sales charge paid and the amount of compensation paid to the agent may be less if coverage is included as Additional Insurance Amount, rather than as Specified Amount. The Guaranteed Minimum Death Benefit Option covers only the Specified Amount and does not cover the Additional Insurance Amount. If the Contract Value is insufficient to pay the monthly expenses (including charges for the Additional Insurance Amount) the Additional Insurance Amount and rider coverage will terminate, even though the Specified Amount stays in effect under the Guaranteed Minimum Death Benefit Option.

Generally, you will incur a lower Contract Year charges and have more flexible coverage with respect to the Additional Insurance Amount than with the Specified Amount. On the other hand, if you wish to take advantage of the Guaranteed Minimum Death Benefit Option, the proportion of the Total Sum Insured that is guaranteed can be increased by taking out more coverage as Specified Amount at the time of issue. The Guaranteed Minimum Death Benefit does not apply at all if the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount at any time. In such case, it could be to your advantage to either increase the amount of coverage applied for at issue as Specified Amount in order that the Guaranteed Minimum Death Benefit Option will be available, or, if such guarantee is not of value to you, to maximize the proportion of the Additional Insurance Amount.

CHANGES IN DEATH BENEFIT

Investment Performance Impact on Death Benefit
If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option A, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. To see how and when investment performance may begin to affect the Death Benefit, see the illustrations beginning on page 39. Under Option B, the Death Benefit will vary directly with the investment performance of the Contract Value. Under Option L, the Death Benefit will result in a Death Benefit pattern that can be level for several years and then can increase at a particular time of your choosing.

Changes in Coverage Option
You may change the Coverage Option on your Contract subject to the following rules. We reserve the right to require that no change in Coverage Option occur during the first Contract Year and that no more than one increase be made in any 12-month
period. Coverage Option L is only available at issue.   After any
change, the Total Sum Insured must be at least $200,000 and the Specified Amount must be at least $100,000. The effective date of change will be the Monthly Anniversary Day following the date we approve your application for change.

If the Coverage Option is B or L, it may be changed to A. The Total Sum Insured will not change. If the Coverage Option is A or L, it may be changed to B subject to evidence of insurability satisfactory to us. The new Total Sum Insured will be the greater of the Total Sum Insured less the Contract Value as of the date of change or $25,000. If the Coverage Option is changed to B, the Guaranteed Minimum Death Benefit Option, if in effect, will terminate.

We reserve the right to decline any Coverage Option change that we determine would cause the Contract to not qualify as life insurance under applicable tax laws.

Increases in the Additional Insurance Amount
Increases to the Additional Insurance Amount may be made either through scheduled annual increases requested at issue or after issue and through increases requested at any other time of your choosing. The maximum Additional Insurance Amount coverage is four times the Specified Amount at issue. This coverage may increase to a maximum of eight times the Specified Amount after issue under scheduled annual increases.

Scheduled increases to the Additional Insurance Amount, subject to our approval, may be based on a flat amount annual increase or a percentage annual increase. Available percentage increases range from 0-25% of the Additional Insurance Amount. The percentage increase will be based on the specified percentage of the Additional Insurance Amount at the time the scheduled increase occurs. Available amounts for a flat amount increase range from 0-25% of the Additional Insurance Amount at issue.
The Guaranteed Minimum Death Benefit Option will not be available if the Additional Insurance Amount is, or is scheduled to, exceed the Specified Amount.

You may request increases to the Additional Insurance Amount other than the annual, scheduled increases available at issue.
We reserve the right to require that no increases in Additional Insurance Amount occur during the first Contract Year and that no more than one increase be made in any 12-month period.

Any requested, unscheduled increase in the Additional Insurance Amount must be at least $10,000 and an application must be submitted. Kansas City Life reserves the right to require satisfactory evidence of insurability. In addition, the Insureds' attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time. A change in Planned Periodic Premiums may be advisable.

The increase in the Additional Insurance Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. If the Additional Insurance Amount is increased to be greater than the Specified Amount, the Guaranteed Minimum Death Benefit Option, if applicable, will terminate. In addition, if the Contract Value is at any time insufficient to pay monthly deductions for the Contract, the Additional Insurance Amount and riders will terminate in order to preserve the Guaranteed Minimum Death Benefit Option. See "Guaranteed Minimum Death Benefit Option," page 31.


Decreases in Total Sum Insured
You may request a decrease in the Total Sum Insured. When a decrease in Total Sum Insured is made, we will first reduce any amount of Additional Insurance Amount remaining and only then reduce the Specified Amount, starting with the latest increase and continuing in the reverse order in which the increases were made. If the Specified Amount is decreased, the Guaranteed Minimum Death Benefit Option coverage amount will be decrease by
the same amount.   Under certain circumstances, a partial
surrender will result in a decrease in the Total Sum Insured. See "Partial Surrenders," page 35.

We reserve the right to require that no decreases occur during the first Contract Year and that no more than one decrease be made in any 12-month period.

We reserve the right to require that the Total Sum Insured after any decrease be at least $200,000 and the Specified Amount must be $100,000. You must provide written notice to the Home Office of your intention to decrease your Specified Amount. The effective date of the decrease will be the Monthly Anniversary Day following the date we approve your request for decrease.

Decreasing the Total Sum Insured may have the effect of decreasing monthly Cost of Insurance Charges. However, a decrease will not decrease the Target Premium or Guaranteed
Minimum Death Benefit Option Premium.


CASH BENEFITS

Contract Loans

Prior to the death of the last surviving Insured, you may borrow against your Contract at any time by submitting a written request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. The maximum loan amount is equal to the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Outstanding loans reduce the amount available for new loans. Contract loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid," page 42.

  Interest. Kansas City Life will charge interest on any Indebtedness at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Indebtedness.

  Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. Thus, a loan will have no immediate effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interest will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

The Loan Account will be credited with interest at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on Indebtedness and the amount credited to the Loan Account). Interest earned on the Loan Account will be added to the Fixed Account.

  Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be made. The maximum amount available for a preferred loan is the Contract Value less premiums paid and may not exceed the maximum loan amount. The amount in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. Thus, the net cost of the preferred loan is 0.0% per year. The preferred loan provision is not guaranteed.

  Loan Repayment. You may repay all or part of your Indebtedness at any time while at least one Insured is living and the Contract is in force. Each loan repayment must be at least $50.00. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium. (Loan repayments, unlike unscheduled premium payments, are not subject to Premium Expense Charges.) When a loan repayment is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Thus, a loan repayment will have no immediate effect on the Contract Value, but the Cash Surrender Value will be increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.

  Effect of Contract Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Contract Values because the investment results of the Subaccounts of the Variable Account and current interest rates credited on Contract Value in the Fixed Account will apply only to the non-loaned portion of the Contract Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the unloaned value in the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Contract loans may increase the potential for lapse if investment results of the Subaccounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Contract to terminate. See "Tax Considerations," page 44, for a discussion of the tax treatment of policy loans, and the adverse tax consequences if a Contract lapses with loans outstanding. In particular, if your Contract is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. In addition, interest paid on Contract Loans generally is not tax deductible.

If the Death Benefit becomes payable while a loan is outstanding, the Indebtedness will be deducted in calculating the Death
Benefit proceeds.  See "Amount of Death Benefit Proceeds," page
30.

If the Loan Account Value exceeds the Contract Value on any Valuation Day, the Contract will be in default. You, and any assignee of record, will be sent notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse," page 22.

Surrendering the Contract for Cash Surrender Value

You may surrender your Contract at any time for its Cash Surrender Value by submitting a written request to the Home Office. Kansas City Life may require return of the Contract. A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid," page 42. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. See "Payment Options," page 36. Your Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations," page 44.

Partial Surrenders

You may make partial surrenders under your Contract at any time subject to the conditions below. You must submit a written request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. See "Partial Surrender Fee," page 27. This charge will be deducted from your Contract Value along with the amount requested to be surrendered and will be considered part of the surrender (together, "partial surrender amount"). As of the date Kansas City Life receives a written request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.

When you request a partial surrender, you can direct how the partial surrender amount will be deducted from your Contract
Value in the Subaccounts and Fixed Account. If you provide no directions, the partial surrender amount will be deducted from your Contract Value in the Subaccounts and Fixed Account on a pro-rata basis. See "Minimum Guaranteed and Current Interest Rates," page 24. Partial surrenders may have adverse tax consequences. See "Tax Considerations," page 44.

If Coverage Option A or L is in effect, Kansas City Life will reduce the Contract Value by the partial surrender amount. The Total Sum Insured will be reduced by the partial surrender amount minus the excess, if any, of the Death Benefit over the Total Sum Insured at the time the partial surrender is made. If the partial surrender amount is less than the excess of the Death Benefit over the Total Sum Insured, the Total Sum Insured will not be reduced. If Coverage Option B is in effect we will reduce the Contract Value by the partial surrender amount. We reserve the right to reject a partial surrender request if the partial surrender would reduce the Total Sum Insured below the minimum amount for which the Contract would be issued under Kansas City Life's then-current rules, as interpreted by Kansas City Life.

Partial surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid," page 42.

Payment Options

The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender or death, other than in a lump sum. These payment options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any agent authorized to sell this Contract can further explain these options upon request.

You may apply proceeds of $2,000 ($2,000 minimum may not apply in some states) or more which are payable under this Contract to any of the following options:

  Option 1 - Interest Payments. We will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

  Option 2 - Installments of a Specified Amount. We will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

  Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

  Option 4 - Life Income. We will pay an income during the payee's lifetime. A minimum guaranteed payment period may be chosen. Payments received under the Installment Refund Option will continue until the total income payments received equal the proceeds applied.

  Option 5 - Joint and Survivor Income. We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

  Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2,000. If payments are less than $50, payments may be made less frequently at Kansas City Life's option.

If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.

Specialized Uses of the Contract

Because the Contract provides for an accumulation of cash value as well as a Death Benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks.
For example, if the investment performance of Subaccounts to which Variable Account Value is allocated is poorer than expected or if sufficient premiums are not paid, the Contract may lapse or may not accumulate sufficient Variable Account Value to fund the purpose for which the Contract was purchased. Partial surrenders and Contract loans may significantly affect current and future Contract Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Subaccount investment performance and the amount of a Contract loan, the loan may cause a Contract to lapse. Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract for a specialized purpose a purchaser should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may have tax consequences. See "Tax Considerations" on page 44.

ILLUSTRATIONS OF CONTRACT VALUES, CASH SURRENDER VALUES, DEATH
BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Contract change with investment performance over an extended period of time. The tables illustrate how Contract Values, Cash Surrender Values and Death Benefits under a Contract covering both Insureds of a given age on the Contract Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Contract may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing interest rates and rates of inflation.
These illustrations assume that Net Premiums are allocated equally among the 14 Subaccounts available under the Contract, and that no amounts are allocated to the Fixed Account. These illustrations also assume that no Contract loans have been made and that the premium is paid at the beginning of each Contract Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after tax return of the selected Portfolios. The current values shown in the tables assume an average annual expense ratio of 1.0% of the average daily net assets of the Portfolios available under the Contracts. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios accompanying this Prospectus.

In addition, the current values shown in the illustrations reflect the current daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.625%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.54%, 4.43% and 10.39% respectively on a current basis. The guaranteed values shown in the illustrations reflect the guaranteed daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.90%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.81%, 4.14% and 10.09%, respectively on a guaranteed basis.

The illustrations also reflect the deduction of the Premium Expense Charges and the Monthly Deductions and assume that the Guaranteed Minimum Death Benefit Option is not in effect. The Monthly Deduction includes the cost of insurance charge. Kansas City Life has the contractual right to charge higher guaranteed maximum charges than its current cost of insurance charges. In addition, the bonus, which, if paid, would partially offset the Monthly Deduction, is not guaranteed and will be paid in Kansas City Life's sole discretion. The current cost of insurance charges and payment of the bonus and, alternatively, the guaranteed cost of insurance charges and nonpayment of the bonus, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Indebtedness or charges for optional benefits.

The illustrations are based on Kansas City Life's sex distinct rates for nontobacco users. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insureds' specific circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                               $6,534.50 ANNUAL PREMIUM
           $1,000,000 TOTAL SUM INSURED:  $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION A
                      USING CURRENT COST OF INSURANCE RATES
     Male, Standard Nontobacco, Age 35; Female, Standard Nontobacco, Age 35
                          0% Hypothetical Gross      6% Hypothetical Gross      12% Hypothetical Gross
                            Investment Return          Investment Return          Investment Return

   End of    Premiums   Contract    Cash    Death   Contract   Cash    Death   Contract    Cash    Death
  Contract Accumulated   Value    Surrender Benefit  Value  Surrender  Benefit  Value    Surrender Benefit
    Year   at 5% Interest           Value                     Value                      Value
             per Year

         1        6,861    2,427    2,427  1,000,000    2,587    2,587  1,000,000    2,748    2,748  1,000,000
         2       14,066    7,062    7,062  1,000,000    7,672    7,672  1,000,000    8,300    8,300  1,000,000
         3       21,630   11,620   11,620  1,000,000   12,974   12,974  1,000,000   14,422   14,422  1,000,000
         4       29,573   16,099   16,099  1,000,000   18,504   18,504  1,000,000   21,172   21,172  1,000,000
         5       37,913   20,501   20,501  1,000,000   24,270   24,270  1,000,000   28,613   28,613  1,000,000
         6       46,669   25,552   25,552  1,000,000   31,048   31,048  1,000,000   37,625   37,625  1,000,000
         7       55,864   30,513   30,513  1,000,000   38,114   38,114  1,000,000   47,560   47,560  1,000,000
         8       65,519   35,382   35,382  1,000,000   45,476   45,476  1,000,000   58,511   58,511  1,000,000
         9       75,656   40,158   40,158  1,000,000   53,147   53,147  1,000,000   70,582   70,582  1,000,000
        10       86,300   44,839   44,839  1,000,000   61,137   61,137  1,000,000   83,886   83,886  1,000,000
        15      148,055   67,986   67,986  1,000,000  107,736  107,736  1,000,000  175,543  175,543  1,000,000
        20      226,873   88,298   88,298  1,000,000  164,454  164,454  1,000,000  324,726  324,726  1,000,000
        25      327,466  106,123  106,123  1,000,000  234,125  234,125  1,000,000  568,331  568,331  1,439,892
        30      455,852  120,602  120,602  1,000,000  319,079  319,079  1,000,000  963,660  963,660  2,041,641


 THE  HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
 PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION  OF
 PAST  OR  FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF  RETURN  MAY  BE
 MORE  OR  LESS  THAN  THOSE  SHOWN AND WILL DEPEND  ON  A  NUMBER  OF  FACTORS
 INCLUDING  THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING  RATES  AND
 RATES  OF INFLATION.  THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM  THOSE
 SHOWN  IF  THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD  OF
 YEARS  BUT  ALSO  FLUCTUATED  ABOVE OR BELOW  THOSE  AVERAGES  FOR INDIVIDUAL
 CONTRACT  YEARS.   NO REPRESENTATION CAN BE MADE BY KANSAS CITY  LIFE  OR  ANY
 FUND  THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.


                               $6,534.50 ANNUAL PREMIUM
           $1,000,000 TOTAL SUM INSURED:  $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION A
                    USING GUARANTEED COST OF INSURANCE RATES
     Male, Standard Nontobacco, Age 35; Female, Standard Nontobacco, Age 35
                          0% Hypothetical Gross      6% Hypothetical Gross      12% Hypothetical Gross
                            Investment Return          Investment Return          Investment Return

   End of    Premiums   Contract    Cash    Death   Contract    Cash    Death   Contract    Cash    Death
  Contract Accumulated   Value   Surrender  Benefit   Value  Surrender  Benefit   Value  Surrender  Benefit
    Year  at 5% Interest           Value                      Value                      Value
             per Year

         1        6,861    2,419    2,419  1,000,000    2,579    2,579  1,000,000    2,739    2,739  1,000,000
         2       14,066    7,034    7,034  1,000,000    7,641    7,641  1,000,000    8,267    8,267  1,000,000
         3       21,630   11,559   11,559  1,000,000   12,905   12,905  1,000,000   14,345   14,345  1,000,000
         4       29,573   15,994   15,994  1,000,000   18,379   18,379  1,000,000   21,028   21,028  1,000,000
         5       37,913   20,339   20,339  1,000,000   24,070   24,070  1,000,000   28,375   28,375  1,000,000
         6       46,669   25,320   25,320  1,000,000   30,750   30,750  1,000,000   37,256   37,256  1,000,000
         7       55,864   30,196   30,196  1,000,000   37,692   37,692  1,000,000   47,020   47,020  1,000,000
         8       65,519   34,967   34,967  1,000,000   44,905   44,905  1,000,000   57,751   57,751  1,000,000
         9       75,656   39,634   39,634  1,000,000   52,397   52,397  1,000,000   69,546   69,546  1,000,000
        10       86,300   44,193   44,193  1,000,000   60,177   60,177  1,000,000   82,509   82,509  1,000,000
        15      148,055   66,538   66,538  1,000,000  105,153  105,153  1,000,000  171,033  171,033  1,000,000
        20      226,873   85,431   85,431  1,000,000  158,676  158,676  1,000,000  312,723  312,723  1,000,000
        25      327,466   99,890   99,890  1,000,000  221,645  221,645  1,000,000  539,212  539,212  1,366,118
        30      455,852  105,389  105,389  1,000,000  291,991  291,991  1,000,000  893,944  893,944  1,893,938


 THE  HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS
 PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION  OF
 PAST  OR  FUTURE INVESTMENT RATE OF RETURN.  ACTUAL RATES OF  RETURN  MAY  BE
 MORE  OR  LESS  THAN  THOSE  SHOWN AND WILL DEPEND  ON  A  NUMBER  OF  FACTORS
 INCLUDING  THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING  RATES  AND
 RATES  OF INFLATION.  THE VALUES FOR A CONTRACT WOULD BE DIFFERENT FROM  THOSE
 SHOWN  IF  THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD  OF
 YEARS  BUT  ALSO  FLUCTUATED  ABOVE OR BELOW  THOSE  AVERAGES  FOR  INDIVIDUAL
 CONTRACT  YEARS.   NO REPRESENTATION CAN BE MADE BY KANSAS CITY  LIFE  OR  ANY
 FUND  THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR
 OR SUSTAINED OVER ANY PERIOD OF TIME.

OTHER CONTRACT BENEFITS AND PROVISIONS

Limits on Rights to Contest the Contract

  Incontestability. After the Contract has been in force during the Insureds' lifetime for two years from the Contract Date (or less if required by state law), Kansas City Life may not contest the Contract, except if the Contract lapses after the end of a grace period.

Any increase in the Additional Insurance Amount will not be contested after the increase has been in force during the Insureds' lifetime for two years following the effective date of the increase (or less if required by state law).

If a Contract lapses and it is reinstated, we cannot contest the reinstated Contract after the Contract has been in force during the Insureds' lifetime for two years from the date of the reinstatement application (or less if required by state law).

  Suicide Exclusion. If either Insured dies by suicide, while sane or insane, within two years of the Contract Date (or less if required by state law), the Contract will terminate on the date of such suicide and the amount payable by Kansas City Life (in place of all other benefits, if any) will be equal to the Contract Value less any Indebtedness.

If either Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Additional Insurance Amount (or less if required by state law), the amount of the Additional Insurance Amount associated with the increase will terminate and the amount payable by Kansas City Life associated with such increase will be limited to the cost of insurance charges associated with the increase.

Changes in the Contract or Benefits

  Misstatement of Age or Sex. If, while the Contract is in force and either or both the Insureds are alive, it is determined that the Age or sex of either Insured as stated in the Contract is not correct, Kansas City Life will adjust the Contract Value under the Contract. The adjustment to the Contract Value will be the difference between the following amounts accumulated at 4% interest annually. The two amounts are: (1) the cost of insurance deductions that have been made; and (2) the cost of insurance deductions that should have been made. If, after the death of the last surviving Insured while this Contract is in force, it is determined the Age or sex of either Insured as stated in the Contract is not correct, the Death Benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct Age and sex would have provided plus the Contract Value on the date of death (unless otherwise required by state law).

  Other Changes. Upon notice, Kansas City Life may modify the Contract, but only if such modification is necessary to: (1) make the Contract or the Variable Account comply with any applicable law or regulation issued by a governmental agency to which Kansas City Life is subject; (2) assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts;
(3) reflect a change in the operation of the Variable Account; or
(4) provide additional Variable Account and/or fixed accumulation options. Kansas City Life reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the assets of the Variable Account. In the event of any such modification, Kansas City Life will issue an appropriate endorsement to the Contract, if required. Kansas City Life will exercise these rights in accordance with applicable law, including approval of Contract Owners if required.

When Proceeds Are Paid

Kansas City Life will ordinarily pay any Death Benefit proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home
Office of all the documents required for such a payment.

Death Benefits and full surrender proceeds will generally be paid through Kansas City Life's Personal Growth Account, an interest-bearing checking account. A Contract Owner or beneficiary (whichever applicable) will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the personal Growth Account is closed. If a Kansas City Life agent helps the beneficiary of a policy to prepare the documents that are required for payment of the proceeds, we will send the Personal Growth Account checkbook or check to the agent. Our agents will take reasonable steps to arrange for prompt delivery to the individual to whom the proceeds are payable.

Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life's Contract Owners.

Reports to Contract Owners

At least once each Contract Year, you will be sent a report at your last known address showing, as of the end of the current report period providing updated information about the Contract since the last report, including any information required by law. You will also be sent an annual and a semi-annual report for each Fund or Portfolio underlying a Subaccount to which you have allocated Contract Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premium payments , or if you take out a loan, transfer amounts among the Variable Accounts and Fixed Account or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Contract may be assigned in accordance with its terms. In order for any assignment to be binding upon Kansas City Life, it must be in writing and filed at the Home Office. Once Kansas City Life has received a signed copy of the assignment, the Owner's rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. Kansas City Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Indebtedness.

Reinstatement of Contract

The Contract may be reinstated within two years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability. See your Contract for further information.

Optional Benefits and Riders

The following optional benefits are available and may be added to your Contract. Monthly charges for these optional benefits will be deducted from your Contract Value as part of the Monthly Deduction. All of these benefits may not be available in all states.

Contract Split Option Rider
Issue Ages:  20-75
This rider allows you to split the Contract equally into two individual policies, one on the life of each Insured. This split option will be offered without evidence of insurability under the conditions that the request is made as the result of either (1) the divorce of the two Insureds; or (2) as a result of a change in the Unlimited Federal Estate Tax marital deduction or a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%. Specific other conditions must also be met in order to qualify. When this option is exercised, the existing Contract will be terminated.

The new contracts will be based on the Insureds' Age, sex, and risk class at the time of issue of the original Contract.

This rider will terminate at the older Insured's age 80. The rider will also terminate if you elect to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges. See "Guaranteed Minimum Death Benefit Option," page 31.


Joint First to Die Term Life Insurance Rider
Issue Ages:  20-85
This rider covers the Insureds under the Contract and provides yearly renewable term coverage on the first Insured to die on or before the older Insured's age 99 and while this rider is
  in force.   The coverage under this rider may be increased
  (subject to insurability) or decreased.   You may also choose
  at issue a schedule for the coverage to decrease annually.
  The scheduled decreases may be based on the percentage of the coverage amount or may be a flat dollar amount. If this rider is elected, the Guaranteed Minimum Death Benefit Option is not available on the Contract.

Joint Survivorship Four-Year Term Life Insurance Rider
Issue Ages:  20-85
This rider provides four-year level term insurance and expires four years after the effective date of the rider. The term insurance provides a death benefit payable at the death of the last surviving Insured. The minimum coverage is $100,000 and the maximum coverage is equal to the Total Sum Insured.

The rider will also terminate if you elect to keep the Guaranteed
  Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges.
  See "Guaranteed Minimum Death Benefit Option," page 31.

Additional rules and limits apply to these optional riders. Not all such benefits may be available at any time, and optional benefits or riders in addition to those listed above may be made available. Please ask your Kansas City Life agent for further information, or contact the Home Office.

TAX CONSIDERATIONS

The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon Kansas City Life's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

Tax Status of the Contract

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal income tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how Section 7702 is to be applied is limited. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such Contract would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Contract issued on a standard basis, Kansas City Life believes that such a Contract should meet the Section 7702 definition of a life insurance contract. With respect to a Contract that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Contract meets the
Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not a Contract issued on a substandard basis would satisfy Section 7702, particularly if the owner pays the full amount of premiums permitted under the Contract.

If it is subsequently determined that a Contract does not satisfy
Section 7702, Kansas City Life may take whatever steps are appropriate and reasonable to attempt to cause such a Contract to comply with Section 7702. For these reasons, Kansas City Life reserves the right to restrict Contract transactions as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. 1.817-5, which affect how the Portfolio's assets are to be invested. Kansas City Life believes that the Subaccounts will, thus, meet the diversification requirements, and Kansas City Life will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the subaccounts used to support their contracts. In those circumstances, income and gains from the subaccount assets would be includible in the variable contract owner's gross income.
The IRS has stated in published rulings that a variable contract owner will be considered the owner of subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Contract holders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Contract owners were not owners of subaccount assets. For example, an Owner has additional flexibility in allocating Net Premium payments and Contract Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, Kansas City Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Kansas City Life therefore reserves the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the Owner of a pro rata share of the assets of the Subaccounts.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits

  In General. Kansas City Life believes that the proceeds and Contract Value increases of a Contract should be treated in a manner consistent with a fixed-benefit life insurance Contract for Federal income tax purposes. Thus, the Death Benefit under the Contract should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Contract, a change in the Contract's Coverage Option, a Contract loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Contract may have Federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depends on the circumstances of each Owner or beneficiary.

The Contract may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Contract Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Contract depend on whether the Contract is classified as a "Modified Endowment Contract." Whether a Contract is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Contract, if the amount received plus the amount of Indebtedness exceeds the total investment in the Contract, the excess will generally be treated as ordinary income subject to tax.

  Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." The rules relating to whether a Contract will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Contract will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Contract Years exceed the sum of the net level premiums which would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premiums. A Contract may also become a Modified Endowment Contract after a material change. The determination of whether a Contract will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Contract Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Contract's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Contract. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Contract transaction will cause the Contract to be treated as a Modified Endowment Contract. However, at the time a premium is credited which in Kansas City Life's view would cause the Contract to become a Modified Endowment Contract, Kansas City Life will notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Contract will become a Modified Endowment Contract. The Owner will have 30 days after receiving such notification to request the refund.

  Distributions from Contracts Classified as Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial surrender from such a Contract are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Contract Value immediately before the distribution over the investment in the Contract (described below) at such time. Second, loans taken from or secured by such a Contract, are treated as distributions from the Contract and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Contract that is included in income except where the distribution or loan is made on or after the Owner attains age 59r, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Contract becomes a modified endowment contract after it is issued, distributions made during the Contract Year in which it becomes a modified endowment contract, distributions in any subsequent Contract Year and distributions within two years before the Contract becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Contract that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

  Distributions From Contracts Not Classified as Modified Endowment Contracts. Distributions from a Contract that is not a Modified Endowment Contract are generally treated as first, recovering the investment in the Contract (described below) and then, only after the return of all such investment in the Contract, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Contract's Death Benefit or any other change that reduces benefits under the Contract in the first 15 years after the Contract is issued and that results in a cash distribution to the Owner in order for the Contract to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Contract) under rules prescribed in Section 7702.

Loans from, or secured by, a Contract that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as Indebtedness of the Owner. A preferred loan may not, however, be treated as Indebtedness; instead it may be treated as a distribution.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax rule.

  Contract Loan Interest. Interest paid on a loan under a Contract generally is not deductible. A qualified tax adviser should be consulted before deducting any Contract loan interest.

  Investment in the Contract.  Investment in the Contract means:
(i) the aggregate amount of any premiums or other consideration paid for a Contract, minus (ii) the aggregate amount received under the Contract which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Contract that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the owner.

  Multiple Contracts. All Modified Endowment Contracts that are issued by Kansas City Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in an Owner's gross income under Section 72(e) of the Code.

Possible Charge for Kansas City Life's Taxes

At the present time, Kansas City Life only makes a charge for the Federal DAC tax and for state and local premium taxes. Kansas City Life, however, reserves the right in the future to make additional charges for any additional Federal, state or local taxes or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE

Sale of the Contracts

The Contracts will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of Sunset Financial Services, Inc. ("Sunset Financial"), one of our wholly-owned subsidiaries or of broker-dealers who have entered into written sales agreements with Sunset Financial. Sunset Financial is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Sunset Financial acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Variable Account pursuant to an Underwriting Agreement between Kansas City Life and Sunset Financial. Sunset Financial is not obligated to sell any specific number of Contracts. Sunset Financial's principal business address is P.O. Box 419365, Kansas City, Missouri 64141-6365.

Registered representatives may be paid commissions on a Contract they sell based on premiums paid in amounts up to 50% of premiums paid during the first Contract Year and up to 3% of premiums paid after the first Contract Year. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

When policies are sold through other broker-dealers that have entered into selling agreements with us, the commission which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Kansas City Life's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. We will compensate the broker-dealers as provided in the selling agreements, and Sunset Financial Services, Inc. will reimburse Kansas City life for such amounts and for certain other direct expenses in connection with marketing the Contracts through other broker-dealers.

Telephone Transfer, Premium Allocation and Loan Privileges

  Telephone Transfer and Loan Privileges A transfer of Contract Value, change in premium allocation or Contract loan may be made by telephone if an Authorization for Telephone Requests ("Telephone Authorization") has been properly completed, signed and filed at our Home Office. Telephone transfers, change in premium allocation and loans will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer and loan privileges at any time, for any reason, if we deem such suspension to be in the best interests of Contract Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers and loans include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.


Kansas City Life Directors and Executive Officers

The following table sets forth the name, address and principal occupations during the past five years of each of Kansas City
Life's directors and executive officers.

Name and Principal
Business Address *Principal Occupation During Past Five Years

Joseph R. Bixby          Director, Kansas City Life; Chairman of the Board
                         since 1972; President from 1964 until he retired in April, 1990; responsible for overall corporate policy. Director of
                         Sunset Life, a subsidiary of Kansas City
                         Life.

Walter E. Bixby          Director, Kansas City Life; Vice Chairman of the
                         Board since 1974; elected Executive Vice
                         President in January, 1987 and President and CEO in April, 1990; primarily responsible for the operation of the Company. Chairman of the Board of Sunset Life and Chairman of the Board of Old American Insurance Company, subsidiaries of Kansas City Life.

R. Philip Bixby          Director, Kansas City Life; Elected Assistant
                         Secretary in 1979; Assistant Vice
                         President in 1982, Vice President in
                         1984 and Senior Vice President,
                         Operations in 1990; Executive Vice
                         President in 1996.

W. E. Bixby, III         Director and President of Old American Insurance
                         Company, a subsidiary of Kansas City
                         Life.

Charles R. Duffy Jr.     Elected Vice President, Insurance
                         Administration in November, 1989; Senior
                         Account Executive, Cybertek Corporation,
                         January, 1989 to November, 1989; Senior
                         Vice President, Operations in 1996;
                         responsible for Computer Information
                         Systems, Customer Services and Claims.
                         Director of Sunset Life and Old
                         American, subsidiaries of Kansas City
                         Life.

Richard L. Finn          Director, Kansas City Life; Elected Vice President
                         in 1976; Financial Vice President in
                         1983 and Senior Vice President, Finance, in 1984; Chief Financial Officer and responsible for investment of Kansas
                         City Life's funds, accounting and taxes.
                         Director, Vice President and Chief
                         Financial Officer of Old American, a
                         subsidiary of Kansas City Life.

Jack D. Hayes            Director, Kansas City Life; Elected Senior Vice
                         President, Marketing in February, 1994,
                         responsible for Marketing, Marketing
                         Administration, Communications and
                         Public Relations.  Served as Executive
                         Vice President and Chief Marketing
                         Officer of Fidelity Union Life, Dallas,
                         Texas, from June, 1981 to January, 1994.

Francis P. Lemery        Director, Kansas City Life; Elected Vice
                         President in 1979; Vice President and
                         Actuary in 1980, and Senior Vice
                         President and Actuary in 1984;
                         responsible for Group Insurance
                         Department, Actuarial, State Compliance
                         and New Business Issue and Underwriting.
                         Director of Sunset Life and Old
                         American, subsidiaries of Kansas City
                         Life.

C. John Malacarne        Director, Kansas City Life; Elected Associate
                         General Counsel in 1976; General Counsel in 1980; Vice President and General
                         Counsel in 1981; and Vice President,
                         General Counsel and Secretary in 1991.
                         Responsible for Legal Department, Office of the Secretary and Stock Transfer
                         Department.  Director of Sunset Life and
                         Director and Secretary of Old American,
                         subsidiaries of Kansas City Life.

Robert C. Miller         Elected Assistant Auditor in 1972;
                         Auditor in 1973; Vice President and Auditor in 1987, and Senior Vice President,
                         Administrative Services, in 1991. Responsible for Human Resources and Home Office building and maintenance.


Webb R. Gilmore          Director, Kansas City Life since 1990; Partner -
                         Gilmore and Bell.

Nancy Bixby Hudson       Director, Kansas City Life since 1996; Investor.

Warren J. Hunzicker, M.D.Director, Kansas City Life since 1989.

Daryl D. Jensen          Director, Kansas City Life; Elected Vice Chairman
                         of the Board and President, Sunset Life
                         Insurance Company of America, a
                         subsidiary of Kansas City Life, in 1975.

Michael J. Ross          Director, Kansas City Life since 1972; President
                         and Chairman of the Board, Jefferson
                         Bank and Trust Company, St. Louis,
                         Missouri, since 1971.

Larry Winn Jr.           Director, Kansas City Life since 1985; Retired as
                         the Kansas Third District Representative to the U.S. Congress.

John K. Koetting         Elected Assistant Controller in 1975 and Vice
                         President and Controller in 1980; chief
                         accounting officer; responsible for all
                         corporate accounting reports.  Director
                         and Vice President and Controller of Old
                         American, a subsidiary of Kansas City
                         Life.


*  The principal business address of all the persons listed above is
           3520 Broadway, Kansas City, Missouri 64111.


State Regulation

Kansas City Life is subject to regulation by the Department of Insurance of the State of Missouri, which periodically examines the financial condition and operations of Kansas City Life. Kansas City Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Contract described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

Kansas City Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Experts

The consolidated balance sheets for Kansas City Life at December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Mark A. Milton, Vice President and Associate Actuary of Kansas
City Life.

Litigation

The Variable Account is not a party to any litigation. Its depositor, Kansas City Life, as an insurance company, ordinarily is involved in litigation. Kansas City Life is of the opinion that such litigation is not material to the Contract Owners of the Variable Account.

Legal Matters

Matters relating to the federal securities laws and matters of Missouri law pertaining to the Contracts, including Kansas City Life's right to issue the Contracts and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by C. John Malacarne, General Counsel of Kansas City Life.

Financial Statements

Kansas City Life's consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 appearing herein should be distinguished from financial statements of the Variable Account and should be considered only as bearing upon Kansas City Life's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account. No financial statements of the Variable Account are included herein.


                                     PART II
                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     The By-Laws of Kansas City Life Insurance Company provide, in part, in
Article XII:

     1. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer or employee of the Company, or is or was serving at the request of the Company as a Director, Officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     2. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer or employee of the company, or is or was serving at the request of the company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

   Missouri law authorizes Missouri corporations to provide indemnification to directors, officers and other persons.

     Kansas City Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of Kansas City Life and its subsidiaries and affiliates may incur in acting as directors and officers.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS PURSUANT TO
                      CONTENTS OF REGISTRATION
STATEMENT
This Registration Statement comprises the following papers and documents:
     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     The signatures.
     Written consents of the following persons:
      (a) C. John Malacarne, Esq. **
      (b) Mark A. Milton, Vice President and Associate Actuary **
      (c) Sutherland, Asbill & Brennan.**
      (d) Independent Auditors.**

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

1.A. (1) Resolutions of the Board of Directors of Kansas City Life Insurance Company establishing the Kansas City Life Variable Life Separate Account.*
     (2)  Not applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Kansas City Life Insurance Company and Sunset Financial Services, Inc..**
          (b) Not applicable.
          (c) Schedule of Sales Commissions. **
     (4)  Not applicable.
     (5)  (a) Specimen Contract Form.
          (b) Contract Split Option Rider.
          (c) Joint First to Die Term Life Insurance Rider.
          (d) Joint Survivorship Four-Year Term Life Insurance Rider.
     (6)  (a) Articles of Incorporation of Bankers Life Association of
              Kansas City.*
          (b) Restated Articles of Incorporation of Kansas City Life Insurance Company.*
          (c) By-Laws of Kansas City Life Insurance Company.*
     (7)  Not applicable.
     (8) (a) Agreement between Kansas City Life Insurance Company, MFS Variable Insurance Trust, and Massachusetts Financial Services Company.*
          (b) Agreement between Kansas City Life Insurance Company, TCI Portfolios, Inc. and Investors Research Corporation.*
          (c) Agreement between Kansas City Life Insurance Company,
              Insurance Management Series, and Federated Securities Corp.*
          (d) Agreement between Kansas City Life Insurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc.
     (9)  Not Applicable.
     (10) Application Form.**
     (11) Memorandum describing issuance, transfer, and redemption procedures. **

B.   Not applicable.

C.   Not applicable.

2. Opinion and consent of C. John Malacarne, Esq., as to the legality of the securities being registered. **
3.   Not applicable.
4.   Not applicable.
5.   Not applicable.
7.   (a)  Consent of Ernst & Young LLP.**
     (b)  Consent of C. John Malacarne.  See Exhibit 2.**

______________________
* Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-95354) for Kansas City Life Variable Life Separate Account filed on August 2, 1995. (Accession Number 0000948972-95-000003)

**  To be filed by pre-effective amendment.

                                SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Kansas City Life Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Kansas City and the State of Missouri, on the 17th day of April, 1997.

Kansas City Life Variable Life Separate Account (Registrant)

By: Kansas City Life Insurance Company (Depositor)


Attest: /s/ C. John Malacarne

By:/s/ W. E. Bixby
W.E. Bixby, President

                               SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Kansas City Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kansas
City and the State of Missouri on the 17th day of April, 1997.

[SEAL]
Kansas City
Life Insurance Company

Attest: /s/ C. John Malacarne
By:/s/ W. E. Bixby
W.E. Bixby, President


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                        Date


/s/ W. E. Bixby           Vice Chairman of the Board,       April 17, 1997
W. E. Bixby               President, CEO, and Director
                          (Principal Executive Officer)

/s/ Richard L. Finn       Senior Vice President, Finance    April 17, 1997
Richard L. Finn           Director (Principal Financial Officer)


/s/ John K. Koetting      Vice President and Controller     April 17, 1997
John K. Koetting          (Principal Accounting Officer)


/s/ R. Philip Bixby       Director                          April 17, 1997
R.  Philip Bixby


___________________       Director                          April   , 1997
Daryl D. Jensen


/s/ Francis P. Lemery     Director                          April 17, 1997
Francis P.  Lemery


/s/ C. John Malacarne     Director                          April 17, 1997
C.  John Malacarne


/s/ Jack D. Hayes         Director                          April 17, 1997
Jack D. Hayes


/s/ J. R. Bixby           Director                          April 17, 1997
J.R.  Bixby

___________________       Director                          April   , 1997
Webb R.  Gilmore

____________________      Director                          April   , 1997
Warren J.  Hunzicker, M.D.

____________________      Director                          April   , 1997
Michael J.  Ross

___________________       Director                          April   , 1997
E.  Larry Winn Jr.

/s/ W. E. Bixby, III      Director                          April 17, 1997
W. E. Bixby, III

___________________       Director                          April   , 1997
Nancy Bixby Hudson


                              Exhibit Index
List
Page
1.A.(5)(a)     Speciman Contract Form
1.A.(5)(b)     Contract Split Option Rider
1.A.(5)(c)     Joint First to Die Term Life Insurance Rider
1.A.(5)(d)     Joint Survivorship Four-Year Term Life Insurance Rider
1.A.(8)(d)     Agreement between Kansas City Life Insurance Company
               and each of Dreyfus Variable Investment Fund, The Dreyfus
               Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc.